As                      filed with the Securities and Exchange Commission on
                           December 28, 2001 Registration No. 333-50378







                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      PRE-EFFECTIVE AMENDMENT NO. 3 TO THE
                        FORM SB-1 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933



                                IMAGINENET CORP.

             (Exact name of registrant as specified in its charter)


Nevada                                         9995                            454110                             65-087-8035
------------------------------        ------------------------       ----------------------------      -----------------------
(State or Other Jurisdiction             (Primary Standard            (North American Industry                  (IRS Employer
of Incorporation or                         Industrial                  Classification Number                  Identification
Organization)                         Classification ("SIC")           System ("NAICS")Number)                ("EIN") Number)
                                              Number)


                     ---------------------------------------

                         222 Lakeview Avenue - Suite 160
                         West Palm Beach, Florida 33401
                                 (561) 832-5696
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)
   ---------------------------------------------------------------------------

                                    Copy To:

                              Carl N. Duncan, Esq.
                            Duncan, Blum & Associates
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                                 (301) 263-0200

        Approximate date of commencement of proposed sale to the public:
             As soon as practicable after the effective date of the
                             Registration Statement

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
                      1933, check the following box: [x].



       Disclosure of Alternative Used: Alternative 1 |X| Alternative 2 |_|

================================================================================
                                   PROSPECTUS
================================================================================



                                IMAGINENET CORP.
                         (A Developmental Stage Company)
                         222 Lakeview Avenue - Suite 160
                         West Palm Beach, Florida 33401
                                 (561) 832-5696

                           Shares               Offering Price             Gross Proceeds to the Company
--------------------- ----------------------- ------------------------- -------------------------------------------
   Minimum                 100,000                   $1.00                             $100,000
--------------------- ----------------------- ------------------------- -------------------------------------------
   Maximum                1,000,000                  $1.00                            $1,000,000
--------------------- ----------------------- ------------------------- -------------------------------------------


                 Offering at $1.00 per Share 100,000 -1,000,000 Shares
                  ($100,000-$1,000,000) of Common Stock.

          Selling Shareholders May Sell Up to 880,000 Additional Shares
                    At the Conclusion of Our Primary Offering

Company Information

< There is currently no market for our shares.

<    We provide a lending source for financing and funding of lease purchase agreements relating to automobiles and limousines.

<    We intend to qualify our shares for quotation on the NASDAQ Bulletin Board concurrently with the date of this prospectus.

Terms of the Primary Offering Initial Offering Period

<    The initial offering period will commence on the date of this prospectus and will be continuous in nature. Unless terminated earlier, the initial offering period is expected to last until March 8, 2002 (2 months from the date of this prospectus), but in no case later than October 8, 2002 (9 months from the date of this prospectus).

<    During the initial offering period, we will sell shares at $1.00 per share with the minimum purchase being $500 (500 shares) and $100 increments. Since there is no selling commission, all proceeds from the sales will go to us.

<    We are making the primary component of this offering on a self-underwritten basis through our only principal, William H. Ragsdale, without the use of securities brokers. All proceeds from the sale of shares will be held in an attorney escrow account maintained by Duncan, Blum & Associates, Bethesda, Maryland.

<    We seek to sell 100,000 to 1,000,000 shares at $1.00 per share during our primary offering. Because of certain securities requirements pertinent to a company whose shares are not yet the subject of a secondary market, any public secondary offering by our selling shareholders will not commence until the primary component of this offering is concluded. Upon conclusion or termination of the primary component of this offering, designated selling shareholders may sell, in a broker's transaction as defined, through their individual broker-dealers, up to 800,000 additional shares in a secondary offering pursuant to this prospectus. (See "Prospectus Summary.")

<    If we do not sell a minimum of $100,000 of shares during the initial offering period, we will promptly return, without interest, all money from shares sold.

      Additional Shares Being Offered

<    We will not receive any proceeds from the additional 800,000 shares which may be offered by our selling shareholders during the secondary component of this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Carefully consider the risk factors beginning on page 4 of this prospectus.

You meet must meet certain requirements in order to purchase the shares offered in this prospectus. You must indicate in the Subscription Agreement and Power of Attorney that you have either a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or a net worth of at least $50,000 (also exclusive of home, furnishings and automobiles) and an annual adjusted gross income of not less than $25,000.

                                Table of Contents

Descriptive Title                                                         Page

PROSPECTUS SUMMARY..........................................................3
SUMMARY FINANCIAL DATA......................................................4
RISK FACTORS................................................................4
RELATED PARTY TRANSACTIONS..................................................7
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT........................7
SELLING SHAREHOLDERS........................................................8
APPLICATION OF PROCEEDS....................................................10
CAPITALIZATION.............................................................11
DILUTION...................................................................11
THE COMPANY................................................................12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS.........................................20
ABSENCE OF CURRENT PUBLIC MARKET ..........................................23
DESCRIPTION OF CAPITAL STOCK...............................................23
SUBSCRIPTION PROCEDURE.....................................................24
ERISA CONSIDERATIONS.......................................................25
EXPERTS....................................................................25
AVAILABLE INFORMATION......................................................25
APPENDIX I - FINANCIAL STATEMENTS..........................................I-1
APPENDIX II - SCHEDULE 15G................................................II-1
APPENDIX III - SUBSCRIPTION AGREEMENT....................................III-1

                               Prospectus Summary

     The following is a summary of the information contained in this prospectus. Before making any investment, you should carefully consider the information under the heading "Risk Factors."

The Company         ImagineNet. Corp. was incorporated in Nevada on November
                    24,1998 but has had no business operations or revenues to date. Our objective is to sell and distribute musical and related instruments and devices to the general public via the Internet. We currently have neither business operations nor a website but we are in the process of creating a website to achieve our objectives. We are a developmental stage company organized by William H. Ragsdale, our President, Director and sole executive.

Securities Offered  Maximum amount of shares offered ($1,000,000): 1,000,000
by the Company      shares at $1.00 per share.

                    Minimum amount of shares offered ($100,000): 100,000 shares at $1.00 per share.

Offering            Primary Offering (Initial):  We will begin to sell shares in
                    --------------------------
Period(s)           a primary offering on the date listed on the cover of this prospectus. During this initial offering period for the primary component of this offering, we may continue to offer our shares from 2 to 9 months from that date. This primary offering initial offering period will close once the minimum
                    $100,000 in shares is sold and we close the escrow account.
                    If the minimum $100,000 in shares is not sold by October __, 2002, nine months from the date of this prospectus, we will promptly return all proceeds to the investors without interest.

                    Primary Offering (Continuous): If we sell the $1,00,000 minimum but do not sell the maximum $1,000,000 in shares during the primary initial offering period, we may discontinue the offering or update this prospectus and continue the offering for up to 24 months from the date this prospectus is issued, updating as necessary. During the continuous offering period relating to the primary component of this offering,, we will continue to sell subscriptions for shares at $1.00 per share unless a market develops for the shares prior to the conclusion of the primary component of this offering. In that unlikely event, the unsold balance of shares relating to the primary offering alternatively would be aborted or the prospectus would be updated as required under pertinent securities law requirements to address any change in the $1.00 offering price.

                    Secondary Offering: As described in "Selling Shareholders," upon conclusion or termination of the primary component of this offering, it is contemplated that the listed selling shareholders may individually offer in a broker's transaction as defined, through their individual broker-dealers, not Mr. Ragsdale, up to 880,000 shares in addition to the up to 1,000,000 shares we are selling. The shareholders, not the company, will receive the proceeds from the sale of their individual shares.

Proceeds Held Proceeds from these sales will not be paid to us until the $100,000 minimum in sales is achieved. Investors are reminded that, given its up to 9 month duration, investments may be held in escrow until the end of the initial offering period. Even if interest is earned, it will not be returned to investors because of pertinent Maryland state law pertaining to attorney escrow accounts.

Investor            You must meet certain requirements in order to purchase the
Requirements        shares offered pursuant to this prospectus. You must
                    indicate in the Subscription Agreement that you have either a net worth of at least $100,000 or a net worth of at least
                    $50,000 and an annual adjusted gross income of not less than $25,000. Indicated net worth in both cases is estimated exclusive of home, furnishings and automobiles.

Minimum The minimum purchase during our primary component of this Subscription offering is $500 and $100 increments.

Risks and           This investment involves substantial risks due in part to
Conflicts of        the costs which we will incur and the highly speculative
Interest            nature of our contemplated Internet-based musical
                    instruments business. Risks inherent in investing in our company are discussed under "Risk Factors," including the substantive doubt about our ability to continue as a going concern and the $1.00 per share price being determined arbitrarily by Mr. Ragsdale who has no investment banking experience at a time when the net tangible book value per share is $_____. Similarly, see conflicts discussed in "Related Party Transactions," including Mr. Ragsdale's conflict in acting as issuer agent in selling shares and, during the contemplated secondary component of this offering, attempting to sell up to 120,000 of shares he owns in our company.

Plan of             The shares in the primary component of this offering are
Distribution        being offered directly by William H. Ragsdale, our sole
                    principal.

Application of      We expect to use the proceeds of the primary component of
Proceeds            this offering to continue business operations and expand the scope of our business with particular emphasis on Internet sales. In the event we receive more than the $100,000 minimum, we intend to be more aggressive in implementing our business plan.


                             SUMMARY FINANCIAL DATA

     The following is a summary of the financial data contained in this prospectus. This information reflects our operation for the nine months ended July 31, 2001 and 2000 and the fiscal year ended October 31, 2000.


                                     Nine Months Ended            Year Ended
                                         July 31,              October 31, 2000
                                         --------              ----------------
                                    2001          2000               2000
                                    ----          ----               ----

                 Current Assets    $42,610      $37,950            $37,085
             Non-current assets       0            0                  0
            Current Liabilities     9,960        7,576               572
                 Gross Revenues       0            0                  0
                   Gross Profit       0            0                  0
Loss from continuing operations    (5,596)      (4,170)            (5,608)
                       Net Loss    (3,863)      (4,170)     (5,608)
  Net Loss per Weighted Average    (0.001)      (0.001)             (0.01)
Common Share, Basic and Diluted


                                  RISK FACTORS

     We are a new development stage company. Before making an investment, you should consider carefully, among others, the following risk factors.

1. The Offering Price Was Determined Arbitrarily and is in Excess of the Actual Net Tangible Book Value; Subscribers Of Shares in This Offering Will Pay A Price Per Share That Substantially Exceeds the Value of Our Assets. The common stock's price per share in this offering has been arbitrarily determined by Mr. Ragsdale and bears no relationship to our assets, book value or net worth. Hence, subscribers of shares in this offering will pay a price per share that substantially exceeds the value of our assets after subtracting liabilities. Very specifically, investors in the offering will contribute 64.1 % of our total funding at the $100,000 minimum but will only own 1.4 % of the equity outstanding (increasing, at the $1,000,000 maximum offering, to 94.4% of total funding while owning 12.14% of the equity outstanding).

2. THERE IS CURRENTLY NO PUBLIC MARKET FOR OUR SHARES; ABSENCE OF SUCH A MARKET WILL RESULT IN LOWER PRICED SHARES AND MAKE THE SHARES MORE DIFFICULT TO RE-SELL. There is currently no public market for our shares of common stock. It is possible no market will develop. If a market for our shares develops, it might not continue. If an active public market does not develop or is not maintained, the market price and liquidity of the shares may be adversely affected. Consequently, if you choose to purchase shares as a result of this offering, you may not be able to re-sell your shares in the event of an emergency or for any other reason. Also, the shares may not be readily accepted as collateral for a loan. Accordingly, you should consider the purchase of shares only as a long-term investment.

3. IF WE RECEIVE SIGNIFICANTLY LESS THAN THE $1,000,000 MAXIMUM, WE MAY NOT HAVE THE FUNDS TO COMMENCE OR CONTINUE WITH OUR OPERATIONS. While we believe we require only $25,000 to begin operations, without an infusion of $100,000 in capital or profits, we do not expect to be able to continue doing business after 12 months from the date of this prospectus. Our independent certified accountant has expressed this as a "going concern" qualification on our financial statements. We do not expect to receive additional revenues until we can successfully implement our business plan and we do not currently have the capital to achieve our objective.

4. WE ARE A DEVELOPMENTAL STAGE COMPANY LACKING IN PERSONNEL, EQUIPMENT AND CLIENT BASE IN ADDITION TO BEING SUBJECT TO CASH SHORTAGES; IN ACQUIRING AND MAINTAINING THESE FOR DAY-TO-DAY OPERATIONS, WE MAY NOT BE ABLE TO SUSTAIN A BUSINESS EVEN IF THE MINIMUM OFFERING IS ACHIEVED. We are in the early stage of development and have no net worth. We have been largely inactive to date, having conducted no business except for fund raising and organizational activities. As a new enterprise in its development stage, we are under-capitalized and subject to cash shortages and limitations with respect to personnel, technological, financial and other resources as well as lack of a client base and market recognition, most of which are beyond our control. Because of these factors, our activities may not attain the level or recognition and acceptance necessary for us to become a viable Internet-based musical instrument business.

5. WE CURRENTLY HAVE NO OPERATING HISTORY OR REVENUES WITH WHICH TO CONDUCT BUSINESS; IF WE CANNOT GENERATE OPERATING REVENUES SUFFICIENT TO COVER EXPENSES, WE WILL HAVE TO DISCONTINUE OPERATIONS. To date, we have not yet begun business operations and, accordingly, have received no operating revenues or earnings. As of July 31, 2001, we have assets totaling $42,610, mainly consisting of paid-in-capital of $50,000, less paid expenses. Our success is dependent upon obtaining additional financing from our intended Internet operations, placement of our equity and from third party resources. Our Internet marketing success depends upon our ability to generate sufficient sales to enable us to continue our business operations. In the event we cannot generate operating revenues sufficient to cover expenses, we will have to discontinue operations.

6. LACK OF PRESENT CLIENT BASE COUPLED WITH LIMITED FUNDS TO ATTRACT CUSTOMERS MAY CAUSE AN INABILITY TO ATTRACT ENOUGH CLIENT TO REMAIN IN BUSINESS. We currently have no customers and we are not certain that we will be successful in obtaining customers as planned through either our Internet sales, placement of equity or from third party resources. Further, the very limited funding currently available to us will only permit us to conduct business on a very limited scale. We may therefore never generate enough revenues to market musical products sufficient to achieve a commercially viable client base. In the event we are unable to attract and maintain viable business operations, we will have to close our business.

7. COMPETITION MAY BE TOO STRONG FOR BUSINESS TO OBTAIN ENOUGH CUSTOMERS TO CONTINUE OPERATIONS. The music markets in which we are engaged are subject to vigorous competition. Our competitors include other Internet-based musical instrument sales websites, mail order catalogue and retail music outlet companies, many of which are larger and have greater financial and marketing resources than we do. To the extent that these competitors aggressively protect their existing market share through reduction of pricing and providing other purchasing incentives to our targeted customers, our financial condition, results of operations or cash flows could be adversely and seriously affected causing us to have to cease operations.

8. MR. RAGSDALE IS CURRENTLY OUR ONLY EMPLOYEE AND IS SOLELY RESPONSIBLE FOR BUILDING OUR CLIENT BASE AND SETTING ALLIANCES NECESSARY FOR THE BUSINESS TO CONTINUE; ESPECIALLY SINCE WE HAVE NO CONTRACT WITH MR. RAGSDALE, THE INABILITY TO RETAIN MR. RAGSDALE WOULD RESULT IN DISCONTINUANCE OF BUSINESS OPERATIONS. The possible success of our business initially is entirely dependent upon the continued services of Mr. Ragsdale. Mr. Ragsdale expects to devote only the time and effort necessary to perform his responsibilities as sole executive officer and director. We presently hold no key-man life insurance on Mr. Ragsdale and have no employment contract or other agreement with him. Since Mr. Ragsdale is currently the only employee, we would have to discontinue operations if we were not able to retain Mr. Ragsdale or a replacement could be found.

9. MR. RAGSDALE MAY HAVE INSUFFICIENT EXPERIENCE TO MAINTAIN THE ALLIANCES NECESSARY FOR THIS BUSINESS TO SUCCEED. Although he has no musical instrument marketing or sales experience, it is critical to our commercial viability that Mr. Ragsdale be able to use his networking abilities and general salesmanship to ensure our ability to achieve a commercially viable market share of the musical instrument sales business. Given his lack of specific experience, we are not certain Mr. Ragsdale will be able to successfully solicit and maintain adequate strategic alliances to provide us with the products and services we need to conduct business.

10. SELF-UNDERWRITTEN OFFERING MADE BY PRINCIPAL WHO HAS NO PRIOR EXPERIENCE; PRINCIPAL MAY NOT BE ABLE TO SELL SHARES. Because there is no firm commitment for the purchase of shares, we may not be able to sell the necessary $100,000 minimum. No underwriter, placement agent or other person has contracted with us to purchase or sell any of the shares offered. Accordingly, no commitment exists by anyone to purchase any shares and, consequently, we may not be able to sell any of the shares offered. In fact, the risk is greater in this case since Mr. Ragsdale has not previously conducted a self-underwritten offering (meaning without the use of broker-dealers).

11. INVESTORS WILL NOT HAVE ACCESS TO THE FUNDS PAID FOR THEIR SHARES DURING THE TWO TO NINE MONTHS OF THIS INITIAL OFFERING. We are endeavoring to sell at least $100,000 worth of shares. We may not be able to achieve this minimum amount within the 2-9 months allotted for this initial offering. Investors purchasing shares will not have access to the money paid for the shares until the initial offering period has ended, up to 9 months from the date of this prospectus.

12. OPERATIONAL COSTS MAY HAVE BEEN UNDER ESTIMATED OR THERE MAY BE UNFORESEEN COSTS WHICH COULD SIGNIFICANTLY INCREASE THE NEED FOR ADDITIONAL, BUT UNAVAILABLE FUNDS; LACK OF ADDITIONAL FUNDS COULD AFFECT OUR ABILITY TO REMAIN IN BUSINESS. If we have incorrectly estimated the costs for establishing a client base or for obtaining a substantial volume of Internet-based musical instrument sales, we may expend significantly more funds than anticipated without expanding the business. Moreover, we could encounter costs not currently foreseen. In either event, we would not be able to continue operations, as projected, and would have to close the business.

13. THERE ARE NO CURRENT PLANS TO PAY DIVIDENDS; THE DECISION TO PAY ANY DIVIDENDS IN THE FUTURE RESIDES WITH MR. RAGSDALE. Each share is entitled to dividends if and when the Board of Directors decides to distribute dividends. However, we currently have no plans to pay dividends, either now or for the foreseeable future. The amount and frequency of dividends distributed to shareholders is solely within the discretion of our management, currently only Mr. Ragsdale. At present, we will retain any earnings for the operation and expansion of the business.

14. MANAGEMENT MAY USE PROCEEDS IN WAYS THAT VARY FROM THOSE DESCRIBED INCLUDING WAYS WHICH COULD HAVE AN ADVERSE EFFECT ON COMPANY PROFITABILITY. The amounts discussed in the "Application of Proceeds" section indicates the proposed use of proceeds from this offering. However, management may choose to use these funds in ways that vary from the usage stated in this prospectus without consent from the investors. These decisions could have an adverse effect on our profitability.

15. SHARES WILL BE "PENNY STOCK" IF A SECONDARY MARKET DEVELOPS FOR THE SHARES. The Shares are subject to the low-priced security (or so-called "penny stock") rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock, the rules require (among other things) the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission relating to the penny stock market. (See Appendix II, SEC Schedule 15G, "Important Information on Penny Stocks," and Appendix III, the Subscription Agreement Attorney, acknowledging receipt of the
     Schedule 15G.) The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. If the shares are characterized as a penny stock, the ability of purchasers in this offering to sell their shares in the secondary market could be limited.

                           RELATED -PARTY TRANSACTIONS

     The following inherent or potential conflicts of interests should be considered by prospective investors before subscribing for shares:

Existing Ownership of Shares by Sole Principal

Owner                       Date Issued       No. of Shares        Notes
-----                       -----------       -------------        -----
William H. Ragsdale         11/24/98          6,000,000            Issued for services valued at $6,000 performed
President and Director                                             in setting up the company.


         Mr. Ragsdale is acting as issuer-agent in selling our shares in this self-underwritten offering. He has a conflict in so acting and during the contemplated secondary component of this offering, attempting to sell up to 120,000 of his shares in our company.

         We have no plans to issue any additional securities to management, promoters, affiliates or associates at the present time. If the Board of Directors adopts an employee stock option or pension plan, we may issue additional shares according to the terms of this plan.

Business with Affiliates

         We have only done business in our opinion with affiliates at the prices and on terms comparable to those of non-affiliates. The Board of Directors must approve any related party contract or transaction.

         We do not intend to use the proceeds from this offering to make payments to any promoters, management or any of their affiliates except as salaries, benefits and out of pocket expenses. We have no present intention of acquiring any assets of any promoter, management or their affiliates or associates. In addition, we have no current plans to acquire or merge with any business which our promoters, management or their respective affiliates have an ownership interest. Although there is no present potential for a related party transaction, in the event that any payments are to be made to promoters and management, this information will be disclosed to the shareholders.

         There are no arrangements or agreements between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence company affairs.


              FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

         Our counsel has advised us that we have a fiduciary responsibility for the safekeeping and use of all company assets. Management is accountable to each shareholder and required to exercise good faith and integrity with respect to its affairs. For example, management cannot commingle the company's property with the property of any other person, including that of any current or future member of management.

           According to federal and state statutes, including the Nevada General Corporation Law, shareholders in a corporation have the right to bring class action suits in federal court to enforce their rights under federal securities laws. Shareholders who believe that our management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at that time.

                              SELLING SHAREHOLDERS

         Upon conclusion or termination of the primary component of this offering, it is contemplated the shareholders listed below may individually offer up to 880,000 shares in addition to the up to 1,000,000 shares we are selling. The shareholders, not the company, will receive the proceeds from the sale of their individual shares.

         The only selling shareholders who have held a position, office or had any other material relationship with the company since inception are William H. Ragsdale, our President and sole director, and Donald A. Mintmire, our legal counsel. During the contemplated secondary component of this offering, each selling shareholder may offer all, some or none of the common stock they own.

                                                                         Amount of Shares
Name of Owner                                      Total Shares Owned     Being Sold (1)
-------------                                      ------------------     ----------
Brannon C. Amtower
594 Wimbledon Road, NE, Apt. 6222
Atlanta, GA 30324                                        20,000               20,000

JoAnne Reyes
6382 Bischoff Road                                       32,000               32,000
West Palm Beach, FL 33413

Jessica Acierno
106 LaMancha Avenue
Royal Palm Beach, FL 33411                               32,000               32,000

Kevin L. Bell
873 Monroe Street
Atlanta, GA 30308                                        20,000               20,000

Michael Bunn
807 Monroe Street, Apt. 4                                20,000               20,000
Atlanta, GA 30309

Theodore Stechsechulte
334 Marble Canyan Drive                                  32,000               32,000
Wellington, FL 33414

Rodney D. Ford
1440 Druid Valley Drive                                  20,000               20,000
Atltanta, GA 30329

Anne-Marie Fourdan
1440 Druid Valley Drive                                  20,000               20,000
Atltanta, GA 30329

David Geist
515 NE 22nd Avenue                                       20,000               20,000
Boynton Beach, FL 33435

Brian S. Jansma
1825 Charline Avenue, NE                                 20,000               20,000
Atlanta, GA 30306

Steve Acierno
106 LaMancha Avenue                                      20,000               20,000
Royal Palm Beach, FL 33411

Legal Computer Technology, Inc.
277 Royal Poinciana Way, Suite 155                       32,000               32,000
Palm Beach, FL 33480

Marco Beach Gardens, Inc.
3300 Palm Beach Gardens Boulevard, Suite 500             32,000               32,000
Palm Beach Gardens, FL 33410

Tricia Roach
253 Sandpiper Avenue                                     32,000               32,000
Royal Palm Beach, FL 33411

                                                                         Amount of Shares
Name of Owner                                      Total Shares Owned     Being Sold (1)
-------------                                      ------------------     ----------
Mary C. McGowan
2057 Jordan Terrace NE                                   20,000               20,000
Atlanta, GA 30345

Kevin Backer
253 Sandpiper Avenue
Royal Palm Beach, FL 33411                               32,000               32,000

Kim Kelley
354 Brazilian, #5
Palm Beach, FL 33480
                                                         40,000               40,000
Gretchen Dore
7810 Ridgewood Drive
Lake Worth, FL 33467                                     40,000               40,000

Donald F. Mintmire
265 Sunrise Avenue, Suite 204                            32,000               32,000
Palm Beach, FL 33480

Lionel Obriot
960 Taft Avenue, #11                                     20,000               20,000
Atlanta, GA 30309

Carmen Ockletree
388 McGill Place NE                                      20,000               20,000
Atlanta, GA 30312

Douglas Allen Paxton
358 8th Street, NE                                       20,000               20,000
Atlanta, GA 30309

Cindy Pellerin
1628 Martha Jean Place                                   20,000               20,000
Tucker, GA 30084

PSJ Holdings, Inc.
3300 Palm Beach Gardens Boulevard, Suite 500             32,000               32,000
Palm Beach Gardens, FL 33410

William H. Ragsdale
1515 North Highland, Apt. 3                            6,000,000           120,000 (2)
Atlanta, GA 30306

Paul Safron, Jr.
5895 Whirlaway Road                                      32,000               32,000
Palm Beach Gardens, FL 33418

Todd Backer
1239 Benoist Farms Road -- Apt. 210                      40,000               40,000
Royal Palm Beach, FL 33411                             ---------             -------
Total:                                                 1,220,000             880,000
                                                       =========             =======

(1) Except for Mr. Ragsdale (see footnote (2) below), each of these selling shareholders owns less than 1% percent of our common shares.

(2)  Upon completion of the primary component of this offering, William H.
     Ragsdale may sell up to 120,000 of his shares. Even if he were to sell all 120,000 shares, Mr. Ragsdale would own 72.81 - 81.74% of our common stock, assuming at least 100,000 shares are sold during the primary component of this offering.


                             APPLICATION OF PROCEEDS

         Net proceeds from the sale of the shares of common stock are estimated to be $965,000 if the maximum 1,000,000 shares is sold in the primary component of this offering at $1.00 per share and $65,000 if only the 100,000 minimum number of shares is sold. We will not receive any money from the sales of shares by the selling shareholders in the secondary offering. The amount of net proceeds reflects the expected aggregate costs of $35,000 in expenses at both the minimum or maximum offering.

         These proceeds from our primary offering will be used to finance the expansion of our activities as well as for general business purposes. In the event only the minimum sales are made, we will concentrate our efforts primarily on expanding our lines of credit. In the event that more than the minimum is sold, we intend to expand operations, personnel and projects. None of the estimates include income from revenue. While we anticipate receiving income from our day-to-day operations, this income may not be enough to generate a positive cash flow before proceeds from the sale of shares from this offering are expended.

         The following table sets forth the use of the proceeds from this offering:

                                              Use of Proceeds (1)(2) (3)

                                                $100,000               $550,000               $1,000,000
                                                --------               --------               ----------
                                           Dollar                 Dollar                 Dollar
                                           Amount   Percentage    Amount   Percentage    Amount     Percentage
                                           ------   ----------    ------   ----------    ------     ----------
GROSS PROCEEDS                            $100,000    100.0%    $550,000    100.00%    $1,000,000    100.0%
Offering Expenses
    Fixed Legal Fees                        20,000     20.0%      25,000      4.0%         20,000      2.0%
    Accounting Fees (Estimated)              5,000      5.0%       5,000      1.5%          5,000      0.3%
    State Filing Fees (Estimated)            5,000      5.0%       5,000      1.5%          5,000      0.3%
                                             -----     ----        -----     ------       --------     ----
Net Proceeds from Offering                  65,000     65.0%    $515,000     93.64%      $965,000     96.5%
                                            ======     =====     =======     ======      ========      =====
USE OF NET PROCEEDS (3)
Website Development
    Initial Website Development             40,000     61.54%    200,000     38.83%       200,000     20.73%
    Ongoing Website Modifications            7,000     10.77%    100,000     19.42%       100,000     10.36%
    Advertising                              5,000      7.69%     20,000      3.88%        35,000      3.63%
    Printing & Engraving Expenses            5,000      7.69%     10,000      1.94%        25,000      2.59%
    Salaries                                   0         0%       75,000     14.56%       150,000     15.54%
    Miscellaneous                            2,000      3.08%     15,000      2.92%        25,000      2.59%
    Working Capital                          6,000      9.23%     95,000     18.45%       430,000     44.56%
                                             -----     -----      ------     -----        -------     -----
Total Use  of Net Proceeds                  65,000     100.0%   $515,000     100.0%      $965,000    100.0%
                                            ======     ======   ========     ======      ========    ======

(1) In order to begin our operations, we incurred costs of approximately $24,750 for equipment, printing and related expenditures paid by Mr. Ragsdale. We do not intend to reimburse Mr. Ragsdale for these costs.

(2) We reserve the right to change the application of proceeds depending on unforeseen circumstances at the time of this offering. The intent is to implement our business plan to the fullest extent possible with funds raised in this offering.

(3) If the minimum offering of $100,000 is achieved in the primary component of this offering, the associated net proceeds from this offering are expected to satisfy our cash requirements for the next 12 months. Therefore, it will not be necessary to raise additional funds in order for us to continue operations

         We are not currently in default or breach of any type of indebtedness or financing arrangement. Nor are we subject to any unsatisfied judgments, liens or settlement obligations. However, we do anticipate cash flow difficulties while setting up our business operations.


                                 CAPITALIZATION

         The following table shows our capitalization as of July 31, 2001 and the pro forma capitalization on the same date. This information reflects the sale of the 100,000 shares offered for estimated net proceeds of $0.70 per share. This information also indicates the sale of 1,000,000 shares offered for estimated net proceeds of $0.97 per share.

                                                                                              As Adjusted
                                                                             Actual      Minimum       Maximum
                                                                             ------      -------       -------
Shareholders' equity
     Common stock, $.001 par value; 50,000,000 Shares authorized; 7,240,000
     Shares issued and outstanding; 7,340,000 minimum and
     8,240,000 maximum shares to be issued and outstanding, as adjusted.     $7,240       $7,340         $8,240

Additional Paid-in capital                                                   48,760      118,660      1,017,760

Deficit accumulated during the development stage                            (23,350)     (23,350)       (23,350)

Total Shareholders' equity and total capitalization                          32,650      102,650      1,002,650


                                    Dilution

         The following table shows the percentage of equity the investors in this offering will own compared to the percentage of equity owned by the present shareholders and the comparative amounts paid for the shares by the investors as compared to the total consideration paid by our present shareholders.


                         Dilution for $100,000 Offering
Initial public offering price per share                                                 $1.00   (100.0%)

         Net tangible book value per share before offering    $0.005   (0.5%)
         Increase per share attributable to new shareholders  $0.009   (1.4%)

Pro forma net tangible book value per share after offering                              $0.014   (1.4%)
Total dilution per share to new shareholders                                            $0.986   (98.6%)

                               Shares Purchased                     Total Consideration
                               ----------------                     -------------------
                                                                       Average Price
                          Number         Percent       Amount       Percent    Per Share
                          ------         -------       ------       -------     ---------

Existing Shares          7,240,000        98.6%        $56,000       35.9%       $0.008

New Shares                 100,000         1.4%       $100,000       64.1%       $1.00
                           -------         ----       --------       -----       -----

Total                    7,340,000       100.0%       $156,000      100.0%       $0.021
                         =========       ======       ========      ======       ======

                        Dilution for $1,000,000 Offering

Initial public offering price per Share                                                 $1.00  (100.0%)

         Net tangible book value per Share before offering    $0.005   (0.5%)
         Increase per Share attributable to new Shareholders  $0.117  (11.7%)

Pro forma net tangible book value per Share after offering                              $0.122   (12.2%)
Total dilution per Share to new Shareholders                                            $0.878   (87.8%)


                               Shares Purchased                     Total Consideration
                               ----------------                     -------------------
                                                                         Average Price
                          Number     Percent       Amount       Percent    Per Share
                          ------     -------       ------       -------     ---------

Existing Shares        7,240,000      87.86%       $56,000       5.6%        $0.008

New Shares             1,000,000      12.14%      $100,000      94.4%        $1.00
                       ---------      ------      --------     -----         -----

Total                  8,240,000     100.00%    $1,056,000     100.0%        $0.013
                       =========     =======    ==========     ======        ======


                                   The Company

Introduction

          ImagineNet Corp. was organized under the laws of Nevada on November 24, 1998. We are a developmental stage company founded by William H. Ragsdale, our sole executive. We have no business operations or revenues to date. There is no guarantee that we will be able to conduct business operations or generate revenues in the future. At present, our company offices are located at: 222 Lakeview Avenue - Suite 160, West Palm Beach, Florida 33401. Our telephone number is (561) 832-5696.

         Since incorporating our company in late 1998, we have conducted initial research into distribution opportunities available to manufacturers' representatives in general and to startup Internet-based entities with a focus on distribution of musical instruments in particular. This research entailed the extensive study of specific musical instrument manufacturers and accessory device manufacturers and their present distribution methods and outlets. The results of our research have given us an understanding of the expansiveness of these manufacturers and their existing distribution relationships. Other research has included the study of an Internet-based distribution and marketing medium. This study involved an analysis of existing Internet distribution of musical instruments and related devices. Our research has been our a primary focus in addition to our organizational activities. These research efforts and organizational efforts have to date consumed our total company efforts.

         Mr. Ragsdale, an accomplished musician, does not currently have any experience marketing musical instruments. In fact, Mr. Ragsdale's principal experience in the music industry is as a member of various bands in the Atlanta area. Especially among fellow musicians, he is well-known in the Atlanta area. Mr. Ragsdale possesses the proper musical credibility in the marketplace and is a gregarious and outgoing personality who is well received by his musical and business acquaintances. His specific knowledge of music, business and experience in playing in various bands and venues in the Atlanta region leads us to feel confident in his ability to leverage his network of contacts into an attractive business opportunity. Nonetheless, we will be, at least initially, dependent upon him and his unique musical perspective and outgoing personality to establish strategic alliances with musical instrument suppliers as well as assist us in the development of a website that will be unique in its ability to capture individual customers, musical institutions and educational institutions.

         We will endeavor to provide, through the burgeoning global e-commerce distribution network, a unique alternative to musical instrument purchasers which would enable customers to make very specific and personal purchasing decisions at an attractive price point. However, we have generally been inactive to date, having conducted no business operations except organizational, fund-raising and market research activities since inception.

Timeline of Company Efforts

       Within 12 to 15 months from the date of this prospectus, it is essential that we successfully raise a minimum of $100,000. We expect to be able to utilize this offering as the primary focus to achieve the raising of such capital.

       During this process, we will refine our market research and establish preliminary letters of agreement with various musical instrument and accessory manufacturers to assure us of an adequate offering of choices of product to our customers. Mr. Ragsdale's primary focus will be the initial establishment of these relationships. We believe his musical experience as a member of various bands in the local Atlanta region as well as his strong and gregarious personality will prove very successful in establishing these preliminary letters of agreement.

       In order to become fully-operational and profitable, we must first successfully raise a minimum of $100,000 in the present offering. Once we have raised these funds, we will be able to (1) develop our website; (2) establish our "drop shipment" arrangement; (3) obtain contractual supply commitments with music product manufacturers; and (4) launch our Website. The fourth and final stage will also entail advertising our company and our new website on various popular websites, such as Amazon.com, Yahoo and AOL via links which will gain the attention of our targeted market and allow them to "click through" directly to our website. We are currently in the process of pursuing the above milestones which we anticipate will take from twelve (12) to fifteen (15) months from the date of this prospectus to complete. Funds generated from this offering will be used at each step of the above-described milestones. We have already begun researching the musical industry and Mr. Ragsdale has expended costs of approximately $25,100 towards the purchase of equipment, printing, legal and accounting expenses and is committed to the success of our business plan.

       Immediately upon the successful completion of at least the minimum offering, we expect the preliminary letters of agreement will be converted into firm contracts. We anticipate that this process will require no more than 18 months from the date of this prospectus.

       In conjunction with the establishment of the preliminary letters of agreement, we will establish a "drop shipment" arrangement with each musical instrument and accessory supplier. The carrier of choice by a majority of our projected suppliers is United Parcel Service ("UPS"). This "drop shipment" arrangement will also become a firm contractual commitment between us and our suppliers no later than 18 months from the date of this prospectus provided we successfully complete the $100,000 minimum offering.

       Once we've achieved at least this minimum, we will seek to employ additional key personnel. We view the addition of a controller with excellent accounting skills to be an essential. It will be our controller's responsibility to monitor the order flow from our future website, keeping accurate track of our cash flow and net revenue. In addition, as we progress into a fully operational business entity, we will add to management an experienced executive officer who has Internet marketing experience. We anticipate that this position will be filled within 20 days of successfully achieving the minimum offering. We strongly believe that Mr. Ragsdale's initial entrepreneurial vision will enable us to successfully launch our business model; however, we believe that it will take a seasoned Internet marketing executive to enable us to grow beyond the start-up stage and into a successful and profitable business entity. It is anticipated that we will incur an annual average salary expense of $75,000 per executive. In addition to their annual salaries, we will offer a stock option plan and employee profit sharing plan. However, neither plan has been created as of the date of this prospectus.

       Within two months after we achieve the $100,000 minimum offering, it will be our primary focus to finalize the design of our company website. It is our goal to partner with our musical instrument and accessory manufacturers in the design and expense of our website. It will carry video and audio streaming technology and be continually upgraded as new technology is introduced to the market. We will retain a consultant to assist in the design of our website and have budgeted an annualized expense of $50,000 for the expense. We anticipate the actual cost of the website itself will be fully subsidized from the partnering efforts and ongoing arrangements with our prospective musical instrument and accessory manufacturers.

       At this point, we have not generated any revenues due to the preliminary research and organizational activities which have consumed our attention. As a result of this initial limited focus, we have no current business operations. There is no guarantee that we will be able to successfully establish business operations or revenues to a point where our business becomes viable.

Business Objective

       Our aim is to sell and distribute musical and related instruments and devices via the Internet to the general public. To achieve this objective, we currently plan on establishing a primary office and purchasing additional office equipment, including additional computers. We intend to establish a primary office will be accomplished once we have been able to acquire firm letters of commitment from music instrument manufacturers. Once firm letters of intent are in hand, we will complete the design of our initial website which we expect will become our primary revenue provider. This musical instrument and accessories website will provide the primary focus for our customers for point of purchase musical instrument and accessories transactions. Once purchased at our website, these instruments will be drop shipped directly to the purchaser avoiding unnecessary inventory costs and lowering company employment costs due to the fact that their will be little need for inventory handlers.

Competition

       We foresee the following major competitors in the Internet focused distribution of musical instruments and accessories market:

       Leading Retail Music Product Chains. Guitar Center, Mars and Sam Ash are the best-known retail music product chains which also have a strong Internet presence. Guitar Center not only has 67 stores in 34 major markets it also operates a wholly owned subsidiary, Musician's Friend, Inc., which is the largest catalog and Internet retailer of musical instruments in the U. S. through the Musician's Friend catalog and website, www.musiciansfriend.com. Based in Agoura Hills, California, Guitar Center, Inc. (Nasdaq NMS: GTRC) reported a fourth quarter 2000 increase in net income of 29.5% to $10.0 million. Net income for the year ended December 31, 2000 increased 50.1% to $22.5 million. Its Internet sales saw a 121% increase for the fourth quarter. In addition, Mars, Inc. is a private company which currently has 47 superstores in 27 major markets in 24 states, plus an informative public Website: www.marsmusic.com. Mars' founder, Mark Begelman, the former President and COO of Office Depot, started his company because he recognized a fractured industry consisting of more than 8,000 different dealers with no national brand leader, relying on an antiquated system of distribution and fulfillment. After opening its first superstore in March 1987 and, it concluded 1999 with 33 stores and sales in excess of $200 million. Lastly, another privately owned music megastore with an Internet presence is Sam Ash Musical Instrument Megastores with 30 such stores nationwide. Sam Ash Musical Instrument Megastores mission is: "... to "WOW" its customers, with value by offering the largest and most complete assortment of quality products at the lowest possible prices." Its website is www.samashmusic.com.

       Other E-Commerce Web Sites. There are numerous other websites selling some music products needed by musicians; however, no site has, in our opinion, a dominant and controlling share of the Internet-based musical instrument and accessory products marketplace.

Sales and Marketing Plans

       We anticipate that our initial sales and marketing efforts will be focused on advertising and development of an-easy-to-use, interactive customer service-oriented website from which to sell musical instruments and related musical devices through the Internet. We believe this website will be the source of either our success or failure and it is for this reason alone that we aim to develop the most user friendly and interactive cutting edge streaming video and sound options for our prospective purchasers. We believe that this website will take approximately two months to complete once the present offering is closed, escrow is broken and funds are distributed. Our present discussions with web designers and prospective musical instrument and accessory partners give us confidence that such a cutting edge website can be developed at no cost to us due to our partnering and sharing of the expense. In the event we are unable to obtain the deferment of these costs through our partnering efforts, we anticipate that our website development costs will still only cost about $40,000.

       Notwithstanding the recent collapse of the retail segment of the e-commerce industry over the past 18 months, our initial marketing plan will be to establish prominent links on high traffic commercial websites and educational websites. We believe such efforts will be successful since we intend to bring

Mr. Ragsdale's musician contacts together with established "bricks and mortar" musical instrument suppliers to form joint venture partnerships. Moreover, while other e-commerce sites may be better funded, our overhead will be extremely limited. In fact, we do not expect to incur significant costs unless sales, in fact, do occur. In effect, we will act as a broker in the market between the manufacturer or distributor of musical instruments and an interested purchaser.

       Even in the event we are unable to obtain the deferment of most costs through our partnering efforts, these links will cost an anticipated $15,950 for the first three months and are expected to increase as prospective customer traffic increases. We also believe that new links will be necessary as we learn of high prospective customer traffic at other websites unanticipated by us and which exhibit a direct correlation to our initial fill rates. Specifically, we will be tracking closely how our customers click through various web page links directly to our website and place their orders. We will be able to track each click through and be able to determine each link's direct correlation to our specific website's fill rates. This will cause a continual adjustment by us of our web page links in order to maximize prospective customer visits and potential orders.

       The website approach in our business model has been specifically chosen as our sole marketing strategy because of the presence of numerous "bricks and mortar" musical instrument and accessory providers in the marketplace. We believe the technology of the Internet brings within reach to a start up company like us the ability to have an immediate shopping window for the world to see through. This immediate world wide shopping window to our website and its planned design utilizing streaming video and audio technology causes us to have confidence in our ability to quickly penetrate the market. Furthermore, Mr. Ragsdale's musical experience in many bands in the Atlanta region gives us the ability to have him exhibit and demonstrate the sound and characteristics of musical instruments from the perspective of a professional musician. We feel this musical perspective combined with Mr. Ragsdale's experience in running his other businesses will be of tremendous value to our future website's unique design characteristics.

       In addition, there are a number of musical instrument manufacturers which we will approach to supply product to our clients (including, but not exclusively limited to, the following):

                  Yamaha Corporation of America
                  Harman International (Professional Division)
                  Steinway Musical Instruments
                  Fender Musical Instruments
                  Peavey Electronics
                  Baldwin Piano & Organ
                  Akai Musical Instrument Corporation
                  Martin Guitar Company
                  Midco International
                  Paiste Cymbals

Since these discussions with musical instruments suppliers have not occurred to date, there is no guarantee we will be able to enter into satisfactory agreements with them. Once the present offering is finalized and we successfully raise the minimum of $100,000, we believe we will have the financial resources to commence website development which will provide us with not only business operating viability but also the credibility required to obtain firm contractual supply commitments and potential advertising revenues from many of the above musical instrument and accessory suppliers

Advertising

         It is our belief that the musical instrument industry has not fully utilized the distribution opportunities offered by the Internet. Our objective is to provide an e-commerce option to retail and wholesale purchasers of musical instruments. Accordingly, our primary focus is to develop an Internet site as our principal point of contact with clients and, as a result of this commitment, we will not focus on developing conventional advertising, stores or outlets.

e-Commerce Strategy

       The development of a user-friendly, uniquely designed website to showcase our products and services is essential to the success of our business endeavors

 .
We intend to develop a premium website to be viewed by retail and wholesale consumers worldwide as the primary source for information on various musical instrument products accompanied by the best possible pricing alternatives which the market can support. This website is presently under development and is anticipated to be ready for launch within three months after the breaking of escrow on this offering and the distribution of funds. Once constructed, our home page will contain graphics designed to accommodate quick launching and display of the entire page even in a dial-up 56K modem environment. To accomplish this quick launching and display, our page will be designed as a small-sized HTML file; it will have minimum JPEG graphics and won't use any GIF or related moving graphics. Our objective is simple: permit retail and wholesale business viewers to quickly open the home page, get down to business and initiate navigation of the website with minimum wait for page loading.

         Easy Home Page Topic Finder. We will design the home page with user friendly simplicity, without the busy clutter found in many retail and business focused websites, to facilitate navigation by both retail and corporate users. The link selections on the home page will be limited to only few major categories such as Company Information and Product Information. With the movement of the mouse prompter to a listed category, a window will appear to reveal the sub-categories, much like the features found in the menu of current Window-based software. In this manner, the sub-categories are hidden within the home page which can be easily altered, without any modification required on the HTML file of the home page. This function allows additional product page links to be added onto the website with ease and speed in the future. A random search feature will also be available to visitors to search the website "link tree" based on a given key word. This feature is essential to the operation of a marketing website, since each page is too limited in space to provide a list of all potential search topics without obstructing the actual intended subjects of the page.

         Product Information Links. Each product information subcategory link will be designed with an intuitive repeatable protocol for easy navigation by end users and also for easy modification. For example, the percussion instruments page will include product history and description, brand name product availability (and associated links), current customer comments (link), sample request form (link), visitor information questionnaire form to determine product applicability (link), product information on-demand download link and email feedback (link). In addition to these features, the product page for conventional products will also include, for a given item, direct quotes and order form links. We intend to design our website link features with the state-of-the art interactivity and fast retrieval of information on demand.

         Streaming Video and Audio. Initially, the streaming video to be incorporated into our website will be limited to the illustration of product performance. The duration of the video will be short. We have initiated discussions with local streaming video resellers but have not established any firm arrangements to date. We intend to provide video packages for large capacity simultaneous visitors, utilizing a new JAVA technology requiring no end user viewer installation. We may select streaming audio along with audio slide show presentations to provide a multimedia presentation of our products and products of advertisers. Due to the smaller file size, streaming audio presentation loads faster and streams smoother. It also allows a visitor to listen to a musical instrument's sound.

         Website Hosting. We will seek a hosting agent for the website which has the ability to provide expandable band-width to accommodate any large simultaneous visitor load. In addition, the hosting agent must also provide adequate "fire wall" protection against potential hackers which will become an essential component intrinsic to any client information transmission and client payment transaction conducted over the website. Otherwise, any successful hacking which results in shutting down our website will have a detrimental effect on our business.

         Search Engine Listing. We intend to list our website on the ten largest search engines, including excite@home, yahoo, infoseek, America Online, LookSmart, About, Alta Vista, Google, DirectHit, Yep and NorthernLight, of which the latter five search engines use computer algorithms to predict relevance. To assure accessibility and visibility in the search engine listings, we will employ available services to manually submit the listing on the search engines, wherever possible once a month, and to enter the submission under several relevant key categories to enhance hits.

Website Improvement.

        We also expect to budget some of the funds, if $550,000 to $1,000,000 in shares is sold, for improvement of our website once it has been developed. Some of these improvements may include:

         Website Hosting Enhancement. We will seek to enhance the capacity of the web hosting service to accommodate increased file storage capability and increased visitor capacity. In addition, we will seek to enhance the frequency and spectrum of the visitor profile feedback report from the hosting agent, of which the data is proprietary and resalable in the information market. Lastly, we will seek to improve the security of the website against hackers and unsolicited information gathering of our visitors.

         Streaming Video Enhancement. The product demonstration streaming video available for many musical instruments will be expanded to include testimonies from current users. Over time, we expect to increase the video length, along with better quality video scripting and productions.

         Initial Revenue Sources. Upon completion and the successful closing of this offering as well as the associated successful launch of our website, we expect to derive our company's core revenues from musical instrument sales. Provided such success is achieved, we would then consider seeking to generate revenues from advertisement of our services and products from various additional musical industry related service and product providers. There can be no assurance of our ability to generate income in this manner.

         Corporate Advertisement Sale. Launch of our website is completely dependent upon the success of this offering since, at present, we have website nor have we generated funds for completion of a website. However, if we raise the minimum $100,000 necessary for us to launch of our website, we intend to try to generate additional income by selling a limited number of ad spaces on our website to musical instrument financing firms and to manufacturers. Advertisers will pay us an agreed upon amount in order to solicit customers for themselves by advertising on our website. There can be no assurance of our ability to generate income in this manner.

Financial Services Offered

        At present, we plan to provide our prospective retail and business purchasers with Visa and MasterCard credit card point of purchase on our website. However, we will also allow for financing companies such as well recognized financial institutions to advertise their options on our website which may also provide prospective purchasers an alternative financing option.

         We intend to arrange a drop shipping program wherein customers will be able to access our website to purchase a musical instrument with their credit card and place their purchase in a shopping cart where the order will be approved, forwarded to the manufacturer, processed and shipped directly to the consumer. Based on preliminary discussions with industry representatives and retail outlets but not musical instrument manufacturers and/or distributors, we believe we will retain a percentage of each sale that originates through us (ranging from 25% to 50% of the item's final purchase price).

         On an end of the month basis, we would then remit to the musical instrument manufacturer an accounting of sales of its products and accessories and forward a wire of net proceeds into the manufacturer's designated bank account. Returns of products will be handled directly with the manufacturers which will either repair a defective instrument and/or provide a cash refund to the consumer less any shipping and handling costs. Each customer will have their own individual account and a unique password which will keep a history of each consumer's visit to our website, payment history and a complete profile of consumer product preferences.

         Good quality presentations and professional follow-up with customers will also be critical to our success. We believe providing a secure, user-friendly and entertaining website with streaming video musical instrument presentations and user feedback will, in many cases, provide a unique and comfortable option by which a client can utilize our various musical product offerings and thereby close the sale, especially where financing alternatives are provided.

Expenditures

         Our primary direct costs will be as follows:

>> Salaries to Mr. Ragsdale and other employees, as needed (payroll cost, actual or deferred);

>>   Marketing and sales related costs;

>>   Employment related taxes; and

>>   Health benefits.


Facilities

       Initially, we will operate out of the Lakeview avenue offices provided by Mr. Ragsdale without cost to us. However, once revenues warrant, we will determine an appropriate site to locate future facilities.

Debt Financing

         We have not yet sought any debt financing since we do not believe we would qualify for such a loan until we have completed at least two years of profitable operations. Once we have met this criteria, we intend to seek out funds from venture capital firms or other funding sources. Since we will not seek financing until we are operating successfully, we believe we will be in a better position to negotiate appropriate placement and repayment terms for any such loans. However, in the event we do receive financing but default in payments, the financing would result in foreclosure upon our assets to the detriment of our shareholders.

         Although we are presently authorized to borrow funds, we do not intend to do so until after the two year time-period. When we do seek to borrow funds, we do not intend to use the proceeds to make payments to our management (except as salaries, benefits and out-of-pocket expenses).

Reporting

         As a reporting company, we are required to file quarterly un-audited financial reports on Form 10-QSB and annual audited financial reports on Form 10-KSB. In addition, we would be required to file on Form 8-K under certain specified conditions or those deemed material in character.

Industry Regulation

         We are not subject to industry specific regulation. However, we are subject to usury and other standards relating to permitted maximum rates of interest and related consumer fraud regulations.

Current Employees and Proposed Staffing

>>       Currently Minimal Employees; No Monetary Compensation

         Although Mr. Ragsdale does not currently have any experience marketing musical instruments, he is an accomplished and well-known musician in the Atlanta area. Consequently, we believe Mr. Ragsdale's creativity and salesmanship, when combined with an Internet e-commerce marketing and distribution alternative using established "bricks and mortar" joint venture partners, make for an attractive business model. Moreover, we believe this model will be further enhanced by the advantages of greater availability of capital and potential for growth by being a public, as compared to a privately-held, company. The time required to be devoted by Mr. Ragsdale to our day-to-day affairs is presently estimated to be approximately five to ten hours per week. Mr. Ragsdale's time commitment will substantially increase once we obtain sufficient funding with which to commence our Internet-based operations, hire employees and search for an appropriate site where our executive offices can be located.

>>       Proposed Additional Personnel

         At present, Mr. Ragsdale, is our sole executive officer and employee. It is expected that additional personnel will be employed to assist in operations and financial management, such as a controller and chief executive officer. In addition, we intend to continue to expand our business and finance advisors.

         It is generally anticipated that any future employees will devote full time to our operations. The Board of Directors may then, in its discretion, approve the payment of cash or non-cash compensation to these employees for their services.

>>       Management

         The following table reflects the name, address, age and position of the executive officer and director. For additional information, see the biographical information that follows:

Name                           Age       Address                                 Position
----                           ---       -------                                 --------
Mr. William H. Ragsdale        31        222 Lakeview Avenue -- Suite 160        President, Secretary, Chief
                                         West Palm Beach, Florida 33401          Executive Officer and Director


         All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Aside from employing Mr. Ragsdale as officer/director, there are no other individuals whose activities will be material to our operations at this time.

>>       Sole Officer and Director

         William H. Ragsdale is a graduate of Oxford University, Atlanta, Georgia, in May 1990 with an Associate of Arts Degree and from Emory University with a Bachelor of Arts Degree in May, 1992. Mr. Ragsdale was employed as an assistant manager during 1992 and 1993 for The Bread Garden, a landscaping company. From 1993 to the present, Mr. Ragsdale has owned and operated Russell Landscaping and Maintenance. In addition, Mr. Ragsdale plays musical instruments with various bands in the Atlanta, Georgia area. Mr. Ragsdale believes this familiarity with musicians and musical instruments and the training and experience is what he brings to the business. Although he does not have any Internet marketing experience with musical instruments, we believe Mr. Ragsdale's practical business salesmanship skills as the owner of his own landscaping business combined with his special appreciation of music and extensive networking ability in the music field through his numerous working engagements as a member of various bands in the Atlanta region will expose us to many business opportunities and sales.

>>       Remuneration and Employment Contracts

         6,000,000 shares of common stock have been issued to Mr. William H. Ragsdale.

         Except for this described compensation, it is not anticipated that any executive officer will receive any cash or non-cash compensation for his or her services. When we begin operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to our sole officer for his services.

         Although there is no employment agreement in place, Mr. Ragsdale will be paid compensation at the minimum annual rate of $30,000 in 2002. If only the minimum amount of shares is sold and no other funds are available, Mr. Ragsdale's salary will be zero.

>>       Compensation of Directors

         Until we have $250,000 in sales, no officer or member of the Board of Directors will be paid separately for their services. Directors' out-of-pocket expenses will be reimbursed upon presentation of appropriate documents. Mr. Ragsdale initially is our sole Director.

>>       Employee Benefits

         We do not provide officers with pension, stock appreciation rights, long-term incentive or other plans but have the intention of implementing such plans in the future.

         We intend to implement a restricted employee stock option plan. Under this plan, the Board of Directors could grant employees, directors and certain advisors options to purchase shares at exercise prices of at least 85% of the then current market price. Income from any such options is not expected to be tax deferrable. As of the date of this prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 shares will be reserved.

         We intend to adopt an employee bonus program to provide incentive to our employees. This plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. We also intend to adopt a retirement plan, such as a 401(k) retirement plan, and implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors; any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and will be exercisable only at prices greater than or equal to the market value of the underlying shares on the date of their grant.

Litigation

         There has never been any material civil, administrative or criminal proceedings concluded, pending or on appeal against Mr. William H. Ragsdale or us.

Securities Ownership of Certain Owners and the Principal Shareholder

         The following table summarizes certain information with respect to the beneficial ownership of company shares, immediately prior to and after this offering. The following table sets forth information as of September 30, 2001, regarding the ownership of common stock by each shareholder known to be the owner of more than 10% of the outstanding shares, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned.



                                                                                   After the Offering
                                                                                   ------------------
                                                Prior to Offering (1)         Minimum                Maximum
                                                ---------------------         -------                -------
Name of and Address  of Beneficial Owner:          Number        %       Number         %       Number        %
-----------------------------------------         ---------    -----    ---------     -----    ---------    -----
William H. Ragsdale (1) (2) (3)                   6,000,000    82.87    6,000,000     81.74    6,000,000    72.81

All Directors, Officers and
Shareholders as a Group (one person)              6,000,000    82.87    6,000,000     81.74    6,000,000    72.81

Total Shares Outstanding                          7,240,000   100.00    7,340,000     100.00   8,240,000   100.00

-------------------------
(1) Based upon 7,240,000 shares of our common stock issued and outstanding as of September 30, 2001. If he sells all 120,000 shares, his ownership of then outstanding shares would decline to 80.1% at the 100,000 share minimum and 71.3% at the 1,000,000 share maximum. As indicated in the Selling Shareholders table , page 7, Mr. Ragsdale may sell up to 120,000 shares of his common stock.

(2)   Our sole executive officer.

(3)   Our sole member of the Board of Directors.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Since inception, we have conducted no business operations except for organizational, capital-raising and market research activities. For the period from inception through July 31, 2001, we have had no revenue from operations and accumulated operating expenses amounted to $25,100. These operating expenses are related to start up, legal and organizational expenses. We propose to sell musical instruments and related devices to the public via the Internet.

         We have approximately $1,400 in cash currently in the bank and a demand loan receivable of $41,200 and feel that this will meet our specific cash requirements for the next 3 to 12 months. In addition, we have completed a majority of the start-up organizational, fund-raising and research activities necessary to position us to start the next level of our business. We do not foresee the incurring of additional losses at this point. However, we must successfully complete this offering (at least the $100,000 minimum), the finalization of the design and implementation of our website, the establishment of binding agreements with musical instrument and accessory providers and their drop shipment partners culminating with the hiring of our controller followed by the hiring of an Internet-experienced chief executive officer. We anticipate that these efforts can be undertaken with the raising of the minimum of $100,000 from this offering. If we are unable to generate sufficient capital from our offering or revenue from operations to implement our business plans, we intend to explore all available alternatives for debt and equity financing, including private and public securities offerings. If those bootstrap efforts fail, we will have no choice but to close down.

         Initially, Mr. Ragsdale will be solely responsible for developing our business. However, when sufficient capital becomes available, we expect to employ a controller and a CEO. In addition, we expect to engage in continuing market research to monitor new market trends and other critical information deemed relevant to our business. This continuous research will take the form of electronic and market reports from our Internet hosting providers which will show the history of visits by customers to our various links on other websites as well as our own website.

         These electronic reports will be supplemented by the review of market literature, comparison shopping surveys and investigative surveys. This research will be provided as part of the web hosting costs which will be covered by our partnering relationships with our musical instrument and accessory manufacturers. If such arrangements can not be established, we expect such research to cost not more than $5,000 on an annualized basis. In any event, based on this market research, we expect to be able to assess existing and prospective trends and adjust our business plan accordingly.

Financial Condition, Capital Resources and Liquidity

>>       General

1.       At July 31, 2001, we had $42,600 in assets and 10,000 in liabilities.

2. Since inception, we have received $50,000 in cash as payment for the issuance of shares.

3. Our working capital is presently minimal and there can be no assurance that our financial condition will improve.

4. Management expects to continue to have minimal working capital or a working capital deficit as a result of current liabilities.


>>       Issuance of Stock

1. At inception, we issued 6,000,000 "founders" shares of common stock valued at $6,000 to Mr. William H. Ragsdale for services rendered in setting up the company.

2. From November 1998 through April 1999, we sold a total of 1,240,000 shares of common stock to Georgia and Florida residents for cash totaling $50,000. No underwriter was employed in connection with the offering and sale of the shares. The Company sold its stock in a self-underwritten offering conducted pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rules 504 of Regulation D promulgated thereunder. This offering was made in Georgia and Florida. We undertook the offering of shares of common stock on August 1, 1999, and did not pay any underwriting discounts or commissions.

         Even though we believe with the successful minimal offering, we will obtain sufficient capital with which to implement our business plan on a limited scale, we do not expect to continue operations on a larger scale without an additional increase in revenue from the eventual launch of our website and/or and additional infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders.

Net Operating Losses

         We have net operating losses carry-forwards of $23,350, expiring $13,880, $5,607 and $3863 at October 31, 2019, 2020 and 2021. These operating expenses are related to start up, legal and organizational expenses. We also have a $3,500 deferred tax asset resulting from the loss carry-forwards. We have established a 100% valuation allowance for this asset. Until our current operations begin to produce earnings, our ability to utilize these carry-forwards is unclear.

Going Concern

         We are the subject of a "going concern" audit opinion. (See Appendix I.) Such qualification was issued because we have incurred losses from operations since inception. As of July 31,2001, we had working capital of $33,000 that raises substantial doubt about our ability to continue as a going concern. We had an overall net cash outflow of $35,700 for the nine months ended July 31,2001 and incurred a net loss of $3,863 for the nine months ended July 31,2001.

         There are no assurances that we will be able to successfully complete this public offering of common stock or that the ultimate amounts raised will meet the our cash flow needs and be sufficient to fund our operations through 2002. In addition, there is no assurance that we will be able to successfully raise the funds necessary through alternative channels, should this offering not be successful. Further, there is no assurance that we will be able to successfully develop planned operations even if it is successful in acquiring the funds necessary, which may have a material impact on our financial position and results of operations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

         There are several mitigating factors to these going concern issues. First, the purpose of this $100,000 minimum offering is to provide us with funds to carry out our business plan. Second, Mr. Ragsdale intends to leverage his musical talents and contacts into joint ventures with established `bricks and mortars" musical instrument firms. He believes this is possible although he has not in fact pursued alternative funding and distribution channels to date.

         If this initial public offering on Form SB-1 as filed with the U.S. Securities and Exchange Commission fails to raise sufficient capital, we intend to seek such funds through alternative channels, for example through venture capital firms and/or a joint venture with an established retailer or manufacturer. We are currently not able to evaluate the potential success of such alternative financing, as it has not attempted to seek such financing.

Historical Fact Versus Projection and Expectation

         Statements contained in this document which are not historical fact are forward-looking statements based upon management's current expectations. These subjective assessments are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements.

Recent Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In accordance with SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No.1 33," the Company delayed the implementation of SFAS No. 133, as amended by SFAS 138. The standard is effective January 1, 2001 and management does not expect the adoption of the standard to have any impact on the financial position or results of operations of the Company.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements" summarizing the SEC's views in applying generally accepted accounting principles to various revenue recognition issues. Management believes that its revenue recognition practices are in conformity with SAB No. 101.

         In April 2000, the FASB issued FASB Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB No. 25." We have adopted the provisions of FIN No. 44, and such adoption did not impact our results of operations.

         In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Asset and Extinguishment of Liabilities", a replacement of SFAS No. 125. The standard is effective in 2001 and management does not expect the standard to have any effect on our financial position or results of operations.

         In July 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." These standards are effective in 2001 and management does not expect the standards to have any effect on our financial position or results of operations.

         In July 2001, the SEC issued SAB 102 "Selected Loan Loss Allowance Methodology and Documentation Issues." We do not expect this SAB to have any effect on our financial position or results of operations.

         In August 2001, the FASB issuer SFAS No. 143 "Accounting for Asset Retirement Obligations." We do not expect the standard to have any effect on our financial position or results of operations.

         In October 2001 the FASB issued SFAS No. 144 "Accounting for the Impairment of Disposal of Long-lived Assets." We do not expect this standard to have any effect on our financial position or results of operations.


                        ABSENCE OF CURRENT PUBLIC MARKET

         There is no current public trading market for the shares. We intend to have a market maker apply to qualify the shares for quotation on the NASD Over-the-Counter Bulletin Board ("OTCBB") under the symbol "IMAG" upon conclusion of the primary component of this offering. There is no assurance that we can satisfy the current pertinent listing standards or, if successful in getting listed, avoid later de-listing.


                              DESCRIPTION OF STOCK

         We are authorized to issue 50,000,000 shares of common stock, $.001 par value. Our legal counsel, Duncan, Blum & Associates, has concluded the issued and outstanding shares of common stock being registered wiil be validly issued, fully paid and non-assessable. In order to obtain equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial portion of our revenues, if any.

         All shares have equal voting rights of one vote per share. Shareholders may vote in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such an event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully-paid and non-assessable shares.

Dividends

         The holders of outstanding shares are entitled to receive dividends out of the assets legally available whenever and in whatever amounts the Board of Directors may determine. We do not expect to pay dividends for the foreseeable future.

         Preferred Stock W We are authorized to issue 10,000,000 shares of preferred stock, $.001 par value. The issuance of preferred stock does not require does not require approval by our shareholders. Shareholders may have the right to receive dividends, certain preferences in liquidation and conversion and other rights. Currently, we have no issued and outstanding preferred shares and none are contemplated. Transfer Agent

         We are serving as our own transfer agent until we become eligible for quotation on the OTCBB.

Certain Provisions of Nevada Law

         Shareholders are entitled to one vote per share on all matters to be voted upon by shareholders. Once payment- in-full is made for the shares, this right is non-assessable. In the event we go out of business, the shareholders are entitled to share in all remaining assets after liabilities are paid. There are no redemption or "sinking fund" provisions or preemptive rights with respect to the shares. Shareholders have no right to require us to redeem or purchase shares.

         Sections 78.378 - 78.3793 of the Nevada statutes constitute Nevada's control share statute, which sets forth restrictions on the acquisition of a controlling interest in a Nevada corporation which does business in Nevada, directly or through an affiliated corporation, and which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada. A controlling interest is defined as ownership of common stock sufficient to enable a person directly or indirectly and individually or in association with others to exercise voting power over at least 20% but less than 33.3% of the common stock, or at least 33.3% but less than a majority of the common stock, or a majority or more of the common stock. Generally, any person acquiring controlling interest must request a special meeting of stockholders to vote on whether the shares constituting the controlling interest will be afforded full voting rights, or something less. The affirmative vote of the holders of a majority of the common stock, exclusive of the control shares, is binding. If full voting rights are not granted, the control shares may be redeemed by the company under certain circumstances. If full voting rights are granted, stockholders voting against such rights being granted may demand payment from the company for the fair value of their shares. The Board of Directors may adopt a resolution amending the Bylaws within ten days following the acquisition of any controlling interest to provide that the foregoing provisions shall not be applicable to such acquisition. The company does not believe the foregoing provisions of the Nevada statutes are presently applicable to it because it does not presently conduct business in Nevada; however, if in the future it does conduct business in Nevada, then such provisions may apply.

         Limitation on Liability of Directors. Section 78.037 of the Nevada statutes provides that a Nevada corporation may limit the personal liability of a director or officer to the corporation or its stockholders for breaches of fiduciary duty, except that such provision may not limit liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or payment of dividends or other distributions in violation of the Nevada statutes. The company's Articles provide that no director shall be personally liable to the company or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability (A) for any breach of the director's duty of loyalty to the company or its stockholders, (B) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (C) liability under the Nevada statutes, or (D) for any transaction from which the director derived an improper personal benefit. In the opinion of the Securities and Exchange Commission, the indemnification and limitation of liability provisions would not eliminate or limit the liability of directors and officers under the federal securities laws.


                             SUBSCRIPTION PROCEDURE

         In order to purchase shares in this best efforts, continuous offering commencing on the date of this prospectus:

1. An investor must complete and sign copy of the subscription agreement and power of attorney.

2. Checks should be made payable as follows: ImagineNet Corp. -- Attorney Escrow Account. The minimum check amount accepted is $500 and in $100 increments.

3. The check and the subscription agreement should be mailed or delivered to the escrow agent:

                            Duncan, Blum & Associates
                            Attn: Carl N. Duncan, Esq.
                            5718 Tanglewood Drive
                            Bethesda, Maryland 20817

You must indicate in the subscription agreement whether your net worth and/or annual income meet indicated suitability standards set forth in "Prospectus Summary." In addition, you must indicate that you have received this prospectus and that you are a citizen or permanent resident of the United States.

Escrow Account

         Funds from the sale of this offering will be retained in an IOLTA attorney escrow account maintained with Duncan, Blum & Associates, our Maryland-based securities counsel. Under pertinent Maryland regulation, interest will be paid to the Maryland Bar Association for funding attorney representation for those who cannot otherwise afford counsel. Accordingly, any interest which accrues will not be paid to us or shareholders. If the minimum is not achieved, the full subscription amount will promptly be returned without deduction. See the foregoing discussion and cover page description of Terms of the Primary Offering Initial Offering Period, including the 2 - 9 months funds may be held in escrow.


                              ERISA CONSIDERATIONS

         Those who consider purchasing shares on behalf of qualified plans are urged to consult with tax and ERISA counsel to determine that such a purchase will not result in a violation of prohibited transaction under ERISA, the Internal Revenue Code or other applicable law. We will rely on the determination made by such experts, although no shares will be sold to any plans if we believe that the sale will result in a prohibited transaction under ERISA or the Code.

                                     EXPERTS

         The financial statements included in this prospectus and in the registration statement have been audited by Durland & Company, CPAs, P.A., independent certified public accountants. Their report contains information regarding our ability to continue doing business.

         The validity of Shares being offered by this prospectus will be passed upon for by Duncan, Blum & Associates, Bethesda, Maryland and Washington, D.C


                              AVAILABLE INFORMATION

         We have filed a Registration Statement on Form SB-1 with the Securities and Exchange Commission with respect to the securities offered in this prospectus. This prospectus does not contain all of the information in the registration statement, certain portions have been omitted pursuant to the rules and regulations of the SEC. You may inspect and copy the registration statement at the public reference facilities of the SEC as well as at the SEC's regional offices:

Main Office:                       Regional Offices:
------------                       -----------------
450 Fifth Street, N.W.,            233 Broadway                       500 West Madison -- Suite 1400 Chicago,
Washington, D.C.  20549            New York, New York  10011          Illinois  60601

         Copies of the registration statement can be obtained from the Public
Reference Section of the SEC's main office. Statements made, in this prospectus concerning the contents of any documents referred to herein are not necessarily complete and in each instance, are qualified in all respects by reference to the copy of the entire document filed as an exhibit to the registration statement.

         For further information about us and the shares of common stock we are offering, you may inspect a copy of our registration statement and the associated filing documents at the public reference facilities of the SEC. The registration statement and related materials have also been filed electronically with the SEC. Accordingly, these materials can be accessed through the SEC's website that contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov) .











                   [Balance of page intentionally left blank.]

                                                                     APPENDIX I






                          INDEX TO FINANCIAL STATEMENTS





Balance Sheet                                                                I-2

Statements of Operations                                                     I-3

Statements of Changes in Stockholders' Equity                                I-4

Statements of Cash Flows                                                     I-5

Notes to Financial Statement                                                 I-6

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
ImagineNet Corp.
(A Development Stage Enterprise)
West Palm Beach, Florida

We have audited the accompanying balance sheet of ImagineNet Corp., a development stage enterprise, as of October 31, 2000, and the related statements of operations, stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ImagineNet Corp. as of October 31, 2000 and the results of its operations and its cash flows for the period from November 24, 1998 (Inception) through October 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has experienced a loss since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                /S/Durland & Company, CPAs, P.A.

Palm Beach, Florida
December 21, 2000



                                ImagineNet Corp.
                        (A Development Stage Enterprise)
                                  Balance Sheet

                                                                             July 31, 2001      October 31, 2000
                                                                             -------------      ----------------
                                                                              (unaudited)
                               ASSETS
CURRENT ASSETS
    Cash                                                                           $1,416            $37,085

    Loans to related parties                                                       41,194                  0
                                                                             -------------      ----------------
          Total current assets                                                     42,610             37,085
                                                                             -------------      ----------------
Total Assets                                                                      $42,610            $37,085
                                                                             =============      ================

                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable
       Trade                                                                         $500               $572

       Related party note payable                                                   9,460                  0
                                                                             -------------      ----------------
          Total current liabilities                                                 9,960                572
                                                                             -------------      ----------------
Total Liabilities                                                                   9,960                572
                                                                             -------------      ----------------

STOCKHOLDERS' EQUITY
    Preferred stock, $0.001 par value, authorized 10,000,000
        shares, 0 issued and outstanding                                                0                  0
    Common stock, $0.001 par value, authorized 50,000,000
        shares; 7,240,000 issued and outstanding                                    7,240              7,240
    Additional paid-in capital                                                     48,760             48,760

    Deficit accumulated during the development stage                             (23,350)           (19,487)
                                                                             -------------      ----------------
          Total stockholders' equity                                               32,650             36,513
                                                                             -------------      ----------------
Total Liabilities and  Stockholders' Equity                                       $42,610            $37,085
                                                                             =============      ================














                                The accompanying notes are an integral part of the financial statements
                                                                  I-2



                                                          ImagineNet Corp.
                                                 (A Development Stage Enterprise)
                                                     Statements of Operations

                                                                                           Period from          Period from
                                                                                        November 24, 1998    November 24, 1998
                                              Nine Months Ended          Year Ended        (Inception)          (Inception)
                                                   July 31,              October 31,         through               through
                                       --------------------------------
                                            2001            2000            2000         October 31, 1999      July 31, 2001
                                       ---------------  ---------------  -------------  -------------------  --------------------
                                         (unaudited)     (unaudited)                                            (unaudited)

Revenues                                            $0              $0              $0                   $0                   $0
                                       ---------------  ---------------  -------------  -------------------  --------------------

General and administrative expenses              5,596           2,935           4,372                5,116               15,083
Legal fees - related party                           0           1,235           1,236                2,764                4,000
Services - related party                             0               0               0                6,000                6,000
                                       ---------------  ---------------  -------------  -------------------  --------------------

        Total expenses                           5,596           4,170           5,608               13,880               25,083
                                       ---------------  ---------------  -------------  -------------------  --------------------
Other Income (Expense)
   Interest income                               2,194               0               0                    0                2,194
   Interest expense                              (461)               0               0                    0                (461)
                                       ---------------  ---------------  -------------  -------------------  --------------------

        Total other income (expense)             1,733               0               0                    0                1,733
                                       ---------------  ---------------  -------------  -------------------  --------------------

Net loss                                      $(3,863)        $(4,170)        $(5,608)            $(13,880)            $(23,350)
                                       ===============  ===============  =============  ===================  ====================
Loss per weighted average common
shares, basic and diluted                  $   (0.001)     $   (0.001)     $    (0.01)        $      (0.01)
                                       ===============  =============  ===============  ===================
Number of weighted average common
shares outstanding                           7,240,000       7,240,000       7,240,000            6,870,088
                                       ===============  ==============  ==============  ===================
















                                The accompanying notes are an integral part of the financial statements
                                                                  I-3



                                                  (A Development Stage Enterprise)
                                            Statement of Changes in Stockholders' Equity
                                    Period from November 24, 1998 (Inception) through July 31, 2001

                                                                                                    Deficit
                                                                                                  Accumulated
                                                                                  Additional       During the         Total
                                                   Number of         Common         Paid-In       Development     Stockholders'
                                                     Shares          Stock          Capital          Stage           Equity
                                                ----------------  -------------  --------------  ---------------  --------------
      BEGINNING BALANCE,
      November 24, 1998 (Inception)                            0             $0              $0               $0              $0

       11/98 - founders' shares ($0.001/sh.)           6,000,000          6,000               0                0           6,000
       11/98 - cash ($0.01/sh.)                           40,000             40             360                0             400
       12/98 - cash ($0.01/sh.)                          260,000            260           2,340                0           2,600
        4/99 - cash ($0.05/sh.)                          940,000            940          46,060                0          47,000

      Net loss                                                 0              0               0         (13,880)        (13,880)
                                                ----------------  -------------  --------------  ---------------  --------------

      BALANCE, October 31, 1999                        7,240,000          7,240          48,760         (13,880)          42,120

      Net loss                                                 0              0               0          (5,607)         (5,607)
                                                ----------------  -------------  --------------  ---------------  --------------

      BALANCE, October 31, 2000                        7,240,000          7,240          48,760         (19,487)          36,513

      Net loss                                                 0              0               0          (3,863)         (3,863)
                                                ----------------  -------------  --------------  ---------------  --------------

      ENDING BALANCE, July 31, 2001(unaudited)         7,240,000         $7,240         $48,760        $(23,350)         $32,650
                                                ================  ============= ==============  ================  ==============



















                                The accompanying notes are an integral part of the financial statements
                                                                  I-4



                                                          ImagineNet Corp.
                                                (A Development Stage Enterprise)
                                                   Statements of Cash Flows

                                                                                                  Period from       Period from
                                                                                                  November 24,      November 24,
                                                                                                      1998              1998
                                                          Nine Months Ended       Year Ended      (Inception)       (Inception)
                                                               July 31,           October 31,       through           through
                                                      ---------------------------
                                                          2001         2000          2000       October 31, 1999   July 31, 2001
                                                      ------------ -------------  ------------  ----------------  -----------------
                                                      (unaudited)   (unaudited)                                     (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                                  $(3,863)      $(4,170)      $(5,608)          $(13,880)         $(23,350)
Adjustments to reconcile net loss to net cash used by
operating activities:
   Stock issued for services                                     0             0             0              6,000             6,000
Changes in operating assets and liabilities
   (Increase) decrease in interest receivable              (2,194)             0             0                  0           (2,194)
   Increase (decrease) in accounts payable-trade              (72)       (4,812)       (4,239)              4,812               500
   Increase (decrease) in accounts payable-related party         0       (2,764)       (2,764)              2,764                 0
   Increase (decrease) in interest payable                     460             0             0                  0               460
                                                      ------------ -------------  ------------   ----------------  ----------------

Net cash used by operating activities                      (5,669)      (11,746)      (12,611)              (304)          (18,584)
                                                      ------------ -------------  ------------   ----------------  ----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Loans to related parties                               (39,000)             0             0                  0          (39,000)
                                                      ------------ -------------  ------------   ----------------  ----------------

Net cash used by investing activities                     (39,000)             0             0                  0          (39,000)
                                                      ------------ -------------  ------------   ----------------  ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock                        0             0             0             50,000            50,000

   Proceeds from loan from related party                     9,000             0             0                  0             9,000
                                                      ------------ -------------  ------------   ----------------  ----------------

Net cash provided by financing activities                    9,000             0             0             50,000            59,000
                                                      ------------ -------------  ------------   ----------------  ----------------
Net increase (decrease) in cash                           (35,669)      (11,746)      (12,611)             49,696             1,416

CASH, beginning of period                                   37,085        49,696        49,696                  0                 0
                                                      ------------ -------------  ------------   ----------------  ----------------

CASH, end of period                                         $1,416       $37,950       $37,085            $49,696            $1,416
                                                      ============  ============  ============   ================  ================




                                The accompanying notes are an integral part of the financial statements
                                                                  I-5

                                ImagineNet Corp.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
               (Information with respect to the nine months ended
                      July 31, 2001 and 2000 is unaudited)


(1) The Company ImagineNet Corp. (the Company) is a Nevada chartered development stage corporation which conducts business from its headquarters in West Palm Beach, Florida. The Company was incorporated on November 24, 1998.

         The Company has not yet engaged in its expected operations. The Company's future operations include plans to sell and distribute musical and related instruments and devices via the Internet. Current activities include raising additional capital and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

         The following summarize the more significant accounting and reporting policies and practices of the Company:

         a) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

         b) Start-Up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position (SOP) 98-5.

         c) Net loss per share Basic and diluted loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The Company has no dilutive or anti-dilutive securities outstanding.

         d) Stock compensation for services rendered The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

         e) Impact of recently issued accounting pronouncements No recently issued accounting pronouncements have any effect on the historical financial statements nor any currently expected effects on future financial statements of the Company.

         f) Interim financial information The financial statements for the nine months ended July 31, 2001 and 2000 are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the nine months are not indicative of a full year results.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.001 par value common stock, and 10,000,000 shares of $0.001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 7,240,000 shares of common stock issued and outstanding at July 31, 2001. The Company had issued none of its shares of preferred stock at July 31, 2001. On November 24, 1998, the Company issued 6,000,000 shares of common stock to its founder and President for services rendered in connection with the organization of the Company. During the period ended April 1999, the Company issued 1,240,000 shares of common stock for $50,000 in cash.

                                ImagineNet Corp.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $23,000 expiring $13,900, $5,600 and $3,500 at October 31, 2019, 2020 and 2021,
         respectively. The amount recorded as deferred tax asset as of July 31, 2001 and October 31, 2000 is approximately $3,500 and $2,900, respectively, which represents the amount of tax benefit of the loss carry-forward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(4) Loans Receivable from Related Parties In December 2000, the Company made two demand loans to related parties amounting to $35,000 and $4,000. Accrued interest amounted to $1,969 and $225 at July 31, 2001. At the time these loans were made, the Company did not immediately need the cash and the Company could earn a significantly higher return than a bank deposit with a low level of risk.

(5) Loan Payable to Related Party In December 2000 and June 2001, the Company borrowed $8,000 and $1,000 as a demand loan from a related party. Accrued interest amounted to $460 at July 31, 2001.

(6)      Related Parties See Note (2) for shares issued for services. See Notes
         (4) and (5) for loans to and from related parties.

         During the period ended October 31, 1999, a shareholder and general counsel for the Company performed legal services in the amount of $2,764 on behalf of the Company. This amount was paid in the first quarter of fiscal 2000.

(7) Going Concern The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about the Company's ability to continue as a going concern, as reflected by the net loss of $23,000 accumulated from November 24, 1998 (Inception) through July 31, 2001. The ability of the Company to continue as a going concern is dependent upon commencing operations, developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking additional capital to allow it to begin its planned operations. If this initial public offering on Form SB-1 as filed with the U.S. Securities and Exchange Commission fails to raise sufficient capital, the Company intends to seek such funds through alternative channels, for example - venture capital, or a joint venture with an established retailer or manufacturer. The Company is currently not able to evaluate the potential success of such alternative financing , as it has not attempted to seek such financing. If, in fact, no such alternative financing is available, the principals of the Company may invest additional cash personally in order to develop the business plan of the Company. If, in fact, this is the only funding available to the Company, it is expected that the plan of operations development will take substantially longer to develop.

                                                                    APPENDIX II

                                  SCHEDULE 15G
                      IMPORTANT INFORMATION ON PENNY STOCKS

         This statement is required by the U.S. Securities and Exchange Commission the ("SEC") and contains important information on penny stocks. Your broker-dealer is required to obtain your signature to show that you have received this statement before your first trade in a penny stock. You are urged to read this statement before signing the Subscription Agreement and Power of Attorney and before making a purchase or sale of a penny stock.

                         Penny Stocks Can Be Very Risky.

         o Penny stocks are low-priced shares of small companies not traded on an exchange or quoted on NASDAQ. Prices often are not available. Investors in penny stocks often are unable to sell stock back to the dealer that sold them the stock. Thus, you may lose your investment. Be cautious of newly issued penny stock.

         o Your salesperson is not an impartial advisor but is paid to sell you the stock. Do not rely on the salesperson, but seek outside advice before you buy any stock. If you have problems with a salesperson, contact the firm's compliance officer or the regulators listed below.

                           Information You Should Get.

         o Before you buy penny stock, federal law requires your salesperson to tell you the "offer" and the "bid" on the stock, and the "compensation" the salesperson and the firm receive for the trade. The firm also must mail a confirmation of these prices to you after the trade.

         o You will need this price information to determine what profit, if any, you will have when you sell your stock. The offer price is the wholesale price at which the dealer is willing to sell stock to other dealers. The bid price is the wholesale price at which the dealer is willing to buy the stock from the other dealers. In its trade with you, the dealer may add a retail charge to these wholesale prices as compensation (called a "markup" or "markdown").

         o The difference between the bid and the offer price is the dealer's "spread." A spread that is large compared with the purchase price can make a resale of a stock very costly. To be profitable when you sell, the bid price of your stock must rise above the amount of this spread and the compensation charged by both your selling and purchasing dealers. If the dealer has no bid price, you may not be able to sell the stock after you buy it, and may lose your whole investment.

               Brokers' Duties And Customer's Rights And Remedies.

         o If you are a victim of fraud, you may have rights and remedies under state and federal law. You can get the disciplinary history of a salesperson or firm from the NASD at 1-800-289-9999, and additional information from your state securities official, at the North American Securities Administrators Association's central number: (202) 737-0900. You also may contact the SEC with complaints at (202) 272-7440.

                               FURTHER INFORMATION

THE SECURITIES BEING SOLD TO YOU HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION. MOREOVER, THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE FAIRNESS OR THE MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN ANY PROSPECTUS OR ANY OTHER INFORMATION PROVIDED BY AN ISSUER OR A BROKER OR DEALER.

Generally, penny stock is a security that:

         o    is priced under five dollars;

         o is not traded on a national stock exchange or on NASDAQ (the NASD's automated quotation system for actively traded stocks);

         o may be listed in the "pink sheets" or the NASD OTC Bulletin Board; and/or

         o is issued by a company that has less than $5 million in net tangible assets and has been in business less than three years, or by a company that has under $2 million in net tangible assets and has been in business for at least three years, or by a company that has revenues of $6 million for 3 years.

Use caution when investing in penny stocks:

(1) Do not make a hurried investment decision. High-pressure sales techniques can be a warning sign of fraud. The salesperson is not an impartial advisor, but is paid for selling stock to you. The salesperson also does not have to watch your investment for you. Thus, you should think over the offer and seek outside advice. Check to see if the information given by the salesperson differs from other information you may have. Also, it is illegal for salespersons to promise that a stock will increase in value or is risk-free, or to guarantee against loss. If you think there is a problem, ask to speak with a compliance official at the firm and, if necessary, any of the regulators referred to in this statement.

(2) Study the company issuing the stock. Be wary of companies that have no operating history, few assets, or no defined business purpose. These may be sham or "shell" corporations. Read the prospectus for the company carefully before you invest. Some dealers fraudulently solicit investors' money to buy stock in sham companies, artificially inflate the stock prices, then cash in their profits before public investors can sell their stock.

(3) Understand the risky nature of these stocks. You should be aware that you may lose part or all of your investment. Because of large dealer spreads, you will not be able to sell the stock immediately back to the dealer at the same price it sold the stock to you. In some cases, the stock may fall quickly in value. New companies, whose stock is sold in an "initial public offering," often are riskier investments. Try to find out if the shares the salesperson wants to sell you are part of such an offering. Your salesperson must give you a "prospectus" in an initial public offering, but the financial condition shown in the prospectus of new companies can change very quickly.

(4) Know the brokerage firm and the salespeople with whom you are dealing. Because of the nature of the market for penny stock, you may have to rely solely on the original brokerage firm that sold you the stock for prices and to buy the stock back from you. Ask the National Association of Securities Dealers, Inc. (the "NASD") or your state securities regulator, which is a member of the North American Securities Administrators Association, Inc. (the "NASAA"), about the licensing and disciplinary record of the brokerage firm and the salesperson contacting you. The telephone numbers of the NASD and NASAA are listed on the first page of this document.

(5) Be cautious if your salespersons leaves the firm. If the salesperson who sold you the stock leaves his or her firm, the firm may reassign your account to a new salesperson. If you have problems, ask to speak to the firm's branch office manager or a compliance officer. Although the departing salesperson may ask you to transfer your stock to his or her new firm, you do not have to do so. Get information on the new firm. Be wary of requests to sell your securities when the salesperson transfers to a new firm. Also, you have the right to get your stock certificate from your selling firm. You do not have to leave the certificate with that firm or any other firm.


                                   YOUR RIGHTS

Disclosures to you. Under penalty of federal law, your brokerage firm must tell you the following information at two different times -- before you agree to buy or sell a penny stock and after the trade, by written confirmation:

         o The bid and offer prices quotes for penny stock, and the number of shares to which the quoted prices apply. The bid and offer quotes are the wholesale prices at which dealers trade among themselves. These prices give you an idea of the market value of the stock. The dealer must tell you these price quotes if they appear on an automated quotation system approved by the SEC. If not, the dealer must use its own quotes or trade prices. You should calculate the spread, the difference between the bid and offer quotes, to help decide if buying the stock is a good investment.

         A lack of quotes may mean that the market among dealers is not active. It thus may be difficult to resell the stock. You should be aware that the actual price charged to you for the stock may differ from the price quoted to you for 100 shares. You should therefore determine, before you agree to a purchase, what the actual sales price (before the markup) will be for the exact number of shares you want to buy.

         o The brokerage firm's compensation for the trade. A markup is the amount a dealer adds to the wholesale offer price of the stock and a markdown is the amount it subtracts from the wholesale bid price of the stock as compensation. A markup/markdown usually serves the same role as a broker's commission on a trade. Most of the firms in the penny stock market will be dealers, not brokers.

         o The compensation received by the brokerage firm's salesperson for the trade. The brokerage firm must disclose to you, as a total sum, the cash compensation of your salesperson for the trade that is known at the time of the trade. The firm must describe in the written confirmation the nature of any other compensation of your salesperson that is unknown at the time of the trade.

In addition to the items listed above, your brokerage firm must send to you:

         o Monthly account statements. In general, your brokerage firm must send you a monthly statement that gives an estimate of the value of each penny stock in your account, if there is enough information to make an estimate. If the firm has not bought or sold any penny stocks for your account for six months, it can provide these statements every three months.

         o A Written Statement of Your Financial Situation and Investment Goals. In general, unless you have had an account with your brokerage firm for more than one year, or you have previously bought three different penny stocks from that firm, your brokerage firm must send you a written statement for you to sign that accurately describes your financial situation, your investment experience and your investment goals, and that contains a statement of why your firm decided that penny stocks are a suitable investment for you. The firm also must get your written consent to buy the penny stock.

         o Legal remedies. If penny stocks are sold to you in violation of your rights listed above, or other federal or state securities laws, you may be able to cancel your purchase and get your money back. If the stocks are sold in a fraudulent manner, you may be able to sue the persons and firms that caused the fraud or damages. If you have signed an arbitration agreement, however, you may have to pursue your claim through arbitration. You may wish to contact an attorney. The SEC is not authorized to represent individuals in private litigation.

         However, to protect yourself and other investors, you should report any violations of your brokerage firm's duties listed above and other securities laws to the SEC, the NASD, or your state securities administrator at the telephone numbers on the first page of this document. These bodies have the power to stop fraudulent and abusive activity of salespersons and firms engaged in the securities business. Or you can write to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; the NASD at 1735 K Street, N.W., Washington, D.C. 20006; or NASAA at 555 New Jersey Avenue, N.W., Suite 750, Washington, D.C. 20001. NASAA will give you the telephone number of your state's securities agency. If there is any disciplinary record of a person or a firm, the NASD, NASAA or your state securities regulator will send you this information if you ask for it.

                               MARKET INFORMATION

The market for penny stocks. Penny stocks usually are not listed on an exchange or quoted on the NASDAQ system. Instead, they are traded between dealers on the telephone in the "over-the-counter" market. The NASD's OTC Bulletin Board also will contain information on some penny stocks. At times, however, price information for these stocks is not publicly available.

Market domination. In some cases, only one or two dealers, acting as "market makers," may be buying or selling a given stock. You should first ask if a firm is acting as a broker (your agent) or as a dealer. A dealer buys stock itself to fill your order or already owns the stock. A market maker is a dealer who holds itself out as ready to buy and sell stock on a regular basis. If the firm is a market maker, ask how many other market makers are dealing in the stock to see if the firm (or group of firms) dominates the market. When there are only one or two market makers, there is a risk that the dealer or group of dealers may control the market in that stock and set prices that are not based on competitive forces. In recent years, some market makers have created fraudulent markets in certain penny stock, so that stock prices rose suddenly, but collapsed just as quickly, at a loss to investors.

Mark-ups and mark-downs. The actual price that the customer pays usually includes the mark-up or mark-down. Markups and markdowns are direct profits for the firm and its salespeople, so you should be aware of such amounts to assess the overall value of the trade.

The "spread." The difference between the bid and offer price is the spread. Like a mark-up or mark-down, the spread is another source of profit for the brokerage firm and compensates the firm for the risk of owning the stock. A large spread can make a trade very expensive to an investor. For some penny stock, the spread between the bid and offer may be a large part of the purchase price of the stock. Where the bid price is much lower than the offer price, the market value of the stock must rise substantially before the stock can be sold at a profit. Moreover, an investor may experience substantial losses if the stock must be sold immediately.

         Example: If the bid is $0.04 per share and the offer is $0.10 per share, the spread (difference) is $0.06, which appears to be a small amount. But you would lose $0.06 on every share that you bought for $0.10 if you had to sell that stock immediately to the same firm. If you had invested $5,000 at the $0.10 offer price, the market maker's repurchase price, at $0.04 bid, would be only $2,000; thus you would lose $3,000, or more than half of your investment, if you decided to sell the stock. In addition, you would have to pay compensation (a "mark-up," "mark-down" or commission) to buy and sell the stock.

In addition to the amount of the spread, the price of your stock must rise enough to make up for the compensation that the dealer charged you when it first sold you the stock. Then, when you want to resell the stock, a dealer again will charge compensation, in the form of a markdown. The dealer subtracts the markdown from the price of the stock when it buys the stock from you. Thus, to make a profit, the bid price of your stock must rise above the amount of the original spread, the markup and the markdown.

Primary offerings. Most penny stocks are sold to the public on an ongoing basis. However, dealers sometimes sell these stocks in initial public offerings. You should pay special attention to stocks of companies that have never been offered to the public before, because the market for these stocks is untested. Because the offering is on a first-time basis, there is generally no market information about the stock to help determine its value. The federal securities laws generally require broker-dealers to give investors a "prospectus," which contains information about the objectives, management and financial condition of the issuer. In the absence of market information, investors should read the company's prospectus with special care to find out if the stocks are a good investment. However, the prospectus is only a description of the current condition of the company. The outlook of the start-up companies described in a prospectus often is very uncertain.

For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, (202) 272-7440.

                                                                    APPENDIX III

                             SUBSCRIPTION AGREEMENT


ImagineNet Corp.
Attn: William H. Ragsdale, President
222 Lakeview Avenue - #160-142
West Palm Beach, Florida 33401

         By executing this Subscription Agreement (the "Subscription Agreement") of ImagineNet Corp. (hereafter, the "Company"), the undersigned purchaser (hereafter, the "Purchaser") hereby irrevocably subscribes for shares of common stock ("Shares") in the Company. Purchaser herewith encloses the sum of $___________ ($500 minimum and $100 increments) representing the purchase of _____ Shares at $1.00 per Share. Subscriptions, whether checks or wire transfers, should be made payable to ImagineNet Corp. -- Attorney Escrow Account and forwarded to the Escrow Agent, Duncan, Blum & Associates (Attn: Carl N. Duncan, Esq.), 5718 Tanglewood Drive, Bethesda, Maryland 20817. If this Subscription Agreement is accepted, the Purchaser agrees to contribute the amount enclosed to the Company.

         Purchaser represents that he, she or it has (i) a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or (ii) a net worth (similarly calculated) of at least $50,000 and an annual adjusted gross income of at least $25,000. Purchaser represents that he meets these financial requirements and that he is of legal age. Purchaser is urged to review carefully the responses, representations and warranties he is making herein. Purchaser agrees that this subscription may be accepted or rejected in whole or in part by the Company in its sole and absolute discretion.

READ THIS PROSPECTUS CAREFULLY BEFORE YOU SUBSCRIBE. CONTAINED HEREIN ARE DISCLOSURES CONCERNING VARIOUS RISKS, CONFLICTS, FEES AND EXPENSES RELATING TO OR TO BE PAID BY THE COMPANY.

         The undersigned is reminded that:

(1) The Shares are speculative investments, the purchase of which involves a high degree of risk of loss of the entire investment of the undersigned in the Company.

(2) S/he is encouraged to discuss the proposed purchase with her/his attorney, accountant or a Purchaser Representative (as defined under the Securities Act of 1933, as amended) or take the opportunity to do so, and is satisfied that s/he has had an adequate opportunity to ask questions concerning the Company, the Shares and the offering described in the Prospectus.

(3) No federal or state agency has passed upon the adequacy or accuracy of the information set forth in the Prospectus or made any finding or determination as to the fairness of the investment, or any recommendation or endorsement of the Shares as an investment.

(4) S/he must not be dependent upon a current cash return with respect to her/his investment in the Shares. S/he understands that distributions are not required (and are not expected) to be made.

(5) The Company is not a "tax shelter" and the specific tax consequences to her/him relative to as an investment in the Company will depend on her/his individual circumstances.


                                      III-1

Representations

         Purchaser makes the following representations in order to permit the Company to determine his suitability as a purchaser of Shares:

(1) The undersigned has received the Company's Prospectus and the exhibits thereto.

(2) The undersigned understands that the Company has made all documents pertaining to the transactions described in the Company's Prospectus available to the undersigned in making the decision to purchase the Shares subscribed for herein.

(3) The undersigned acknowledges that he has received and read the attached Appendix II, Schedule 15G, "Important Information On Penny Stocks."

(4) Purchaser is making this purchase of Shares for investment purposes only.

(5) If the Shares are being subscribed for by a pension or profit-sharing plan, the undersigned independent trustee represents that s/he has reviewed the plan's portfolio and finds (considering such factors as diversification, liquidity and current return and projected return of the portfolio) this purchase to be a prudent investment under applicable rules and regulations, and acknowledges that no representation is made on behalf of the Company that an investment in the Company by such plan is suitable for any particular plan or constitutes a prudent investment thereby. Moreover, the undersigned independent trustee represents that s/he understands that income generated by the Company may be subject to tax, that s/he is authorized to execute such subscription on behalf of the plan or trust and that such investment is not prohibited by law or the plan's or trust's governing documents.

         The undersigned understands and agrees that this subscription may be accepted or rejected by the Company in whole or in part, in its sole and absolute discretion. The undersigned hereby acknowledges and agrees that this Subscription Agreement shall survive (i) non-material changes in the transactions, documents and instruments described in the Prospectus, (ii) death or disability of the undersigned and (iii) the acceptance of this subscription by the Company. By executing this Subscription Agreement below, the undersigned
(i) acknowledge the accuracy of all statements and (ii) appoints the management of the Company to act as his true and lawful attorney to file any documents or take any action required by the Company to carry out its business activities.

         The foregoing information which the undersigned has provided to the Company is true and accurate as of the date hereof and shall be true and accurate as of the date of the undersigned's admission as a Shareholder. If in any respect such representations, warranties or information shall not be true and accurate at any time prior to the undersigned's admission as a Shareholder, s/he will give written notice of such fact to the Company, specifying which representation, warranty or information is not true and accurate and the reason therefor.

By executing this Subscription Agreement, the undersigned certifies, under penalty of perjury:

(1) That the Social Security Number or Taxpayer Identification Number provided below is correct; and

(2) That the IRS has never notified him that s/he is subject to 20% backup withholding, or has notified her/him that s/he is no longer subject to such backup withholding. (Note: If this part (2) is not true in your case, please strike out this part before signing.)

(3) The undersigned is a U.S. citizen or resident, or is a domestic corporation, partnership or trust, as defined in the Internal Revenue Code of 1986, as amended. (Note: If this part (3) is not true in your case, please strike out this part before signing.)


                                      III-2

(4) That the undersigned acknowledges and agrees that this information may be disclosed to the Internal Revenue Service by the Company and that any false statement contained herein is punishable by fine, imprisonment or both. The undersigned will notify the Company within sixty (60) days of the date upon which any of the information contained herein becomes false or otherwise changes in a material manner, or the undersigned becomes a foreign person. The undersigned agrees to update this information whenever requested by the Company. Under penalties of perjury, the undersigned declares that the undersigned has examined the information contained herein and to the best of the undersigned's knowledge and belief, it is true, correct and complete, and that the undersigned has the authority to execute this Subscription Agreement.

     This Subscription Agreement and the representations and warranties contained herein shall be binding upon the heirs, executors, administrators and other successors of the undersigned. If there is more than one signatory hereto, the obligations, representations, warranties and agreements of the undersigned are made jointly and severally. By executing this agreement, you are not waiving any rights under federal law.

         The undersigned is the following kind of entity (please check):

                  |_| Individual                |_|  IRA
                  |_| Joint Account - JTWROS    |_|  Pension Plan
                  |_| Joint Account - TENCOM    |_|  Trust
                  |_| UGMA (Gift to Minor)      |_|  Non-Profit Organization
                  |_| Partnership               |_|  Employee of NASD member firm
                  |_| Corporation               |_|  Other (Specify)

                                                Dated this ____ day of __________ of 2002


Mr./Ms.
          -------------------------------------------             -------------------------------------------------
          Purchaser's Name                                        Social Security or Tax ID#

Mr./Ms.
          -------------------------------------------             -------------------------------------------------
          Name of Second Purchaser                                Date of Birth of First Purchaser

                                                                 (              )
-----------------------------------------------------             -------------------------------------------------
Street Address of First Purchaser                                 Business Phone (Day)

                                                                 (              )
-----------------------------------------------------             -------------------------------------------------
City State and Zip Code                                           Home Phone


-----------------------------------------------------             -------------------------------------------------
Signature of First Purchaser (Individual, Custodian or            Email address (if applicable)
Officer or Partner of Entity)


-------------------------------------------
Signature of Second Purchaser (if applicable)

NOTE: If a joint subscription, please indicate whether joint tenants with right of survivorship (JTWROS) or tenants in common (TENCOM). Each joint tenant or tenant in common must sign in the space provided. If purchaser is a trust, partnership, corporation or other business association, the signing trustee, partner or officer represents and warrants that he/she/it has full power and authority to execute this Subscription Agreement on its behalf. If Purchaser is a trust or partnership, please attach a copy of the trust instrument or partnership agreement. If Purchaser is a corporation, please attach certified corporate resolution authorizing signature.


                                     III-3

      No dealer, salesperson or other individual has been
      authorized to give any information  or to  make any
      representations not contained in this Prospectus in
      connection   with  the  Offering  covered  by  this
      Prospectus. If given or  made, such  information or
      representation must  not  be relied upon as  having
      been  authorized  by the  Company. This  Prospectus                             $100,000 - $1,000,000 of Shares of
      does  not  constitute  as  an offer  to sell,  or a                               Common Stock at $1.00 per Share
      solicitation  of an offer to buy,  the common stock                          (The primary component of the offering)
      in any   jurisdiction  where, or  to  any person to
      whom,  it  is  unlawful  to   make  such  offer  or                         Selling Shareholders May Also Be Selling
      solicitation.  Neither   the   delivery   of   this                                 880,000 Additional Shares
      Prospectus  nor  any  sale  made  hereunder  shall,                        (The secondary component of the offering)
      under  any  circumstances,  create  an  implication
      that  there  has not been any  change  in the facts
      set forth in this  Prospectus  or in the affairs of
      the Company since the date hereof.


                         TABLE OF CONTENTS

      Descriptive Title                             Pagee

      Prospectus Summary                                3
      Summary Financial Data                            4                                     IMAGINENET CORP.
      Risk Factors                                      4
      Related Party Transactions                        7
      Fiduciary Responsibility of
        the Company's Management                        7
      Selling Shareholders                              8
      Application of Proceeds                          10                                     January ___, 2002
      Capitalization                                   11
      Dilution                                         11
      The Company                                      12
      Management's Discussion and
        Analysis of Financial Condition
        and Results of Operations                      20
      Absence of Current Public Market                 23
      Description of Capital Stock                     23                  Until February 25, 2001 (25 days after the date hereof),
      Subscription Procedure                           24                  all dealers effecting transactions in the registered
      ERISA Considerations                             25                  securities, whether or not participating in this
      Experts                                          25                  distribution, may be required to deliver a current
      Available Information                            25                  copy of this Prospectus.  This delivery
      Appendix I (Financial Statements)               I-1                  requirement is in  addition to the obligation of
      Appendix II (Schedule 15G)                     II-1                  dealers to deliver a Prospectus when acting as
      Appendix II  (Subscription Agreement)         III-1                  underwriters and with respect to their unsold
                                                                           allotments or subscriptions.

                                     PART II

Item 5.  Index to Exhibits

(a)(1)   Financial Statements -- Included in Prospectus:

(a)(2) Included Separately from Prospectus: Consent of Independent Public Accountants.

         Schedules are omitted for the reason that all required information is contained in the financial statements included in the Prospectus.

(b) Exhibits:

       *  3.1     Article of Incorporation of Registrant.
       *  3.2     Bylaws of Registrant
       *  3.3     Form of Stock Certificate
       *  3.4     Subscription Agreement and Power of Attorney (attached to the
                  Prospectus as Exhibit A).
       *  5.1     Opinion of Counsel
       * 10.1     Escrow Agreement Between Registrant and Duncan, Blum
                  & Associates.
         23.1     Consent of Counsel (Duncan, Blum & Associates).
         23.2     Consent of Auditors (Durland & Company, CPAs, P.A.).

* These Exhibits were filed in the November 21, 2000 Registration Statement and/or Pre-Effective Amendments No. 1 and 2 thereto filed respectively July 29 and October 11, 2001. Since no changes to such filings have occurred, these Exhibits are not filed herewith and are hereby incorporated by reference.


                                     SB-1-1

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Pre-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on the 28th day of December, 2001.

                          ImagineNet Corp.

                          By: /s/ William H. Ragsdale
                          -----------------------------------------
                           William H. Ragsdale, President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in his respective capacity as officer and/or director of the Registrant on the date indicated.

Signatures                         Title                                       Date
----------                         -----                                       ----

/s/ William H. Ragsdale                                                        December 28, 2001
--------------------------        President, CEO
William H. Ragsdale               and Director


/s/  William H. Ragsdale
---------------------------       Treasurer, Principal Accounting Officer      December 28, 2001
William H. Ragsdale               and Secretary



















                                     SB-1-2